SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

8

Independent Auditors' Report

KPMG Auditores Independentes Ltda.

Rua Verbo Divino – 1400 – 1º andar – Granja Julieta – São Paulo

04719-002 - São Paulo/SP - Brasil

Caixa Postal 79518 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Nu Holdings Ltd. (“Company”) as at September 30, 2026, the interim condensed consolidated statements of income and comprehensive income for the three and nine-month periods then ended, and the related interim condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ´Interim Financial Reporting´. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

1

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at September 30, 2026, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 12, 2026.

KPMG Auditores Independentes Ltda.

CRC 2SP-014428/O-6

João Paulo Dal Poz Alouche

Accountant CRC 1SP245785/O-2

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

2

Unaudited Interim Condensed Consolidated Statements of Income
For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Nine-month period ended
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Interest income and gains net of losses on financial instruments	6	5,003,316	3,577,478	14,039,202	9,438,357
Fee and commission income	6	817,048	595,238	2,262,337	1,650,518
Total revenue		5,820,364	4,172,716	16,301,539	11,088,875

Interest and other financial expenses	6	(1,571,596)	(1,275,711)	(4,397,430)	(3,201,904)
Transactional expenses	6	(143,383)	(104,990)	(387,085)	(241,789)
Expected credit loss	7	(1,668,487)	(977,483)	(4,868,715)	(2,963,219)
Total cost of financial and transactional services provided		(3,383,466)	(2,358,184)	(9,653,230)	(6,406,912)
Gross profit		2,436,898	1,814,532	6,648,309	4,681,963

Operating (expenses) income
Customer support and operations	8	(223,252)	(174,843)	(654,372)	(487,752)
General and administrative expenses	8	(590,713)	(349,262)	(1,682,543)	(980,338)
Marketing expenses	8	(126,082)	(70,340)	(292,404)	(181,784)
Other expenses	8	(160,024)	(129,895)	(530,842)	(350,179)
Other income	8	21,807	27,267	66,803	112,139
Total operating (expenses) income		(1,078,264)	(697,073)	(3,093,358)	(1,887,914)

Share of loss in associates	18	(8,341)	(1,170)	(14,039)	(3,325)

Income before income taxes		1,350,293	1,116,289	3,540,912	2,790,724

Income taxes	30	(258,735)	(333,611)	(516,834)	(813,851)

Net income for the period		1,091,558	782,678	3,024,078	1,976,873
Net income attributable to shareholders of the parent company		1,090,836	782,473	3,023,091	1,976,514
Net income attributable to non-controlling interests		722	205	987	359

Earnings per share – Basic	9	0.2256	0.1617	0.6234	0.4094
Earnings per share – Diluted	9	0.2235	0.1595	0.6166	0.4031
Weighted average outstanding ordinary shares - basic EPS (in thousands of shares)	9	4,834,702	4,838,814	4,849,265	4,827,642
Weighted average outstanding ordinary shares - diluted EPS (in thousands of shares)	9	4,881,109	4,905,133	4,902,898	4,903,177

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of
Comprehensive Income
For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Net income for the period		1,091,558	782,678	3,024,078	1,976,873

Other comprehensive income:
Effective portion of changes in fair value		(6,235)	1,899	(42,049)	16,935
Changes in fair value reclassified to profit or loss		12,226	(9,199)	39,679	(58,911)
Deferred income taxes		733	1,493	4,291	7,859
Cash flow hedge	20	6,724	(5,807)	1,921	(34,117)

Effective portion of changes in fair value		(30,404)	—	(151,049)	—
Net investment hedge	20	(30,404)	—	(151,049)	—

Changes in fair value		5,118	17,726	13,127	19,130
Deferred income taxes		(967)	(6,393)	(5,505)	(6,978)
Financial assets at fair value through other comprehensive income		4,151	11,333	7,622	12,152

Currency translation on foreign entities		(43,681)	170,660	449,045	853,280

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		(63,210)	176,186	307,539	831,315

Changes in fair value - own credit adjustment		—	—	—	20
Total other comprehensive income that will not be reclassified to profit or loss subsequently		—	—	—	20
Total other comprehensive income (loss), net of tax		(63,210)	176,186	307,539	831,335
Total comprehensive income for the period, net of tax		1,028,348	958,864	3,331,617	2,808,208
Total comprehensive income attributable to shareholders of the parent company		1,027,626	958,659	3,330,630	2,807,849
Total comprehensive income attributable to non-controlling interests		722	205	987	359

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of
Financial Position
As of September 30, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	09/30/2026	12/31/2025

Assets
Cash and cash equivalents	11	13,772,277	15,003,643
Financial assets at fair value through profit or loss		1,260,473	1,140,671
Securities	12	1,102,548	1,059,923
Derivatives	20	157,925	80,748
Financial assets at fair value through other comprehensive income		16,262,899	12,157,076
Securities	12	16,262,899	12,157,076
Financial assets at amortized cost		49,389,400	41,518,114
Credit card receivables	13	22,361,493	18,267,904
Loans to customers	14	12,209,458	9,421,458
Compulsory and other deposits at central banks	15	10,220,487	9,537,788
Securities	12	3,786,068	3,141,504
Other receivables	16	316,219	1,000,683
Other financial assets		495,675	148,777
Other assets	17	1,940,840	1,403,870
Deferred tax assets	30	3,345,530	2,510,967
Investments in associates	18	89,620	98,702
Right-of-use assets		67,099	22,244
Property, plant and equipment		78,959	27,550
Intangible assets	19	812,107	601,669
Goodwill	19	409,371	409,371
Total assets		87,428,575	74,893,877

7

Unaudited Interim Condensed Consolidated Statements of
Financial Position
As of September 30, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	09/30/2026	12/31/2025

Liabilities
Financial liabilities at fair value through profit or loss		95,281	65,969
Derivatives	20	70,580	65,969
Obligations for quotas of investment funds		24,701	-
Financial liabilities at amortized cost		70,325,624	60,741,103
Deposits	22	47,486,801	41,925,101
Payables to network	23	16,853,704	13,633,949
Borrowings and financing	24	4,980,122	4,398,216
Repurchase agreements	21	1,004,997	783,837
Salaries, allowances and social security contributions		224,746	236,565
Tax liabilities	30	806,917	1,424,118
Lease liabilities		68,469	29,197
Provisions and contingent liabilities	25	44,032	30,920
Deferred income	26	90,220	77,521
Other liabilities	27	1,428,349	966,922
Total liabilities		73,083,638	63,572,315

Equity
Share capital	31	85	84
Share premium reserve	31	4,567,425	5,062,464
Retained earnings	31	9,651,875	6,412,700
Other comprehensive income (loss)	31	123,239	(184,300)
Equity attributable to shareholders of the parent company		14,342,624	11,290,948
Equity attributable to non-controlling interests		2,313	30,614
Total equity		14,344,937	11,321,562
Total liabilities and equity		87,428,575	74,893,877

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the nine-month period ended September 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Currency translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Net investment hedge	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2025		84	5,062,464	6,412,700	(196,018)	(4,076)	15,296	-	498	11,290,948	30,614	11,321,562
Net income for the period		-	-	3,023,091	-	-	-	-	-	3,023,091	987	3,024,078
Share-based compensation, net of shares withheld for employee taxes	10	-	-	216,084	-	-	-	-	-	216,084	-	216,084
Shares issued on business acquisition	10	-	1,167	-	-	-	-	-	-	1,167	-	1,167
Shares issued	31	1	-	-	-	-	-	-	-	1	-	1
Stock options exercised	31	-	4,187	-	-	-	-	-	-	4,187	-	4,187
Share repurchase	31	-	(500,393)	-	-	-	-	-	-	(500,393)	-	(500,393)
Movements in non-controlling interests		-	-	-	-	-	-	-	-	-	(29,288)	(29,288)
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	1,921	-	-	-	1,921	-	1,921
Net investment hedge		-	-	-	-	-	-	(151,049)	-	(151,049)	-	(151,049)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	7,622	-	-	7,622	-	7,622
Currency translation on foreign entities		-	-	-	449,045	-	-	-	-	449,045	-	449,045

Balances as of September 30, 2026		85	4,567,425	9,651,875	253,027	(2,155)	22,918	(151,049)	498	14,342,624	2,313	14,344,937

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the nine-month period ended September 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Currency translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period		-	-	1,976,514	-	-	-	-	1,976,514	359	1,976,873
Share-based compensation, net of shares withheld for employee taxes	10	-	-	92,795	-	-	-	-	92,795	-	92,795
Shares issued to service providers		-	-	1,250	-	-	-	-	1,250	-	1,250
Shares issued on business acquisition	10	-	1,583	-	-	-	-	-	1,583	-	1,583
Stock options exercised	31	-	2,225	-	-	-	-	-	2,225	-	2,225
Movements in non-controlling interests		-	-	-	-	-	-	-	-	403	403
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	(34,117)	-	-	(34,117)	-	(34,117)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	12,152	-	12,152	-	12,152
Currency translation on foreign entities		-	-	-	853,280	-	-	-	853,280	-	853,280
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of September 30, 2025		84	5,057,584	5,491,155	(9,697)	(11,367)	23,734	498	10,551,991	1,549	10,553,540

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month period ended September 30, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	09/30/2026	09/30/2025

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net income for the period		3,024,078	1,976,873
Adjustments:
Depreciation and amortization	8	120,553	69,962
Expected credit loss	7	5,556,598	3,304,609
Deferred income taxes	30	(700,951)	(95,425)
Provisions and contingent liabilities	25	37,030	20,264
Unrealized (gains) losses on financial instruments		13,689	(68,824)
Interest accrued		474,404	188,185
Share-based compensation		330,852	208,571
Share of loss in associates	18	14,039	3,325
Others		31,164	37,718
		8,901,456	5,645,258

Changes in operating assets and liabilities:
Securities		(4,874,138)	(3,643,301)
Credit card receivables		(11,659,724)	(8,605,990)
Loans to customers		(9,893,393)	(7,706,230)
Other receivables		555,299	401,170
Compulsory and other deposits at central banks		(686,307)	(1,340,493)
Other assets		(897,811)	(780,969)
Deposits		5,591,089	9,347,544
Payables to network		3,207,093	2,436,827
Deferred income		12,766	36,215
Other liabilities		2,009,086	2,490,960
Interest paid		(411,975)	(82,634)
Income tax paid		(2,057,201)	(1,479,284)
Interest received		9,154,198	5,950,360
Cash flows generated from (used in) operating activities		(1,049,562)	2,669,433

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month period ended September 30, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	09/30/2026	09/30/2025

Cash flows in investing activities
Acquisition of property, plant and equipment		(38,847)	(6,949)
Acquisition and development of intangible assets		(305,881)	(271,213)
Investments in associates	18	(4,957)	—
Cash flow used in investing activities		(349,685)	(278,162)

Cash flows in financing activities
Proceeds from borrowings and financing	24	1,484,526	1,533,630
Payments of borrowings and financing	24	(1,126,561)	(524,213)
Lease payments		(26,296)	(5,205)
Repurchase of shares	31	(500,393)	—
Exercise of stock options	31	4,187	2,225
Cash flows generated from (used in) financing activities		(164,537)	1,006,437
Change in cash and cash equivalents		(1,563,784)	3,397,708

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	15,003,643	9,185,742
Foreign exchange rate changes on cash and cash equivalents		332,418	312,335
Cash and cash equivalents - end of the period	11	13,772,277	12,895,785
Increase (decrease) in cash and cash equivalents		(1,563,784)	3,397,708

Non-cash transactions
Shares issued on business acquisition		1,167	1,583

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Nu Holdings Ltd.
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers. The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of September 30, 2026, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital, maintenance-free prepaid account accessed through a smartphone app, which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nubank, S.A., Institución de Banca Múltiple ("Nubank Mexico", formerly Nu México Financiera, S.A. de C.V., S.F.P.), is an indirect subsidiary domiciled in Mexico. Nubank Mexico is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nubank Mexico provides customers in Mexico with the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital bank account available via a smartphone app. On July 9, 2026, Nubank Mexico was notified by the Mexican National Banking and Stock Commission (“CNBV”) that it has received the Operations Authorization to commence operations as a multiple bank, and effectively began operating as a digital bank on August 6, 2026. The Group aims to expand its credit and financial product offering in Mexico.
•	Nu Colombia Compañía de Financiamiento S.A. ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital prepaid account offered via a smartphone app, which also includes features of a traditional bank account.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Nu’s business plan provides for the continued growth of operations in Brazil, Mexico and Colombia and the development of its operations in the United States and other markets through Nu Global (“Nu Global AG” or “Nu Global”), a new multi-currency digital account, both through the expansion of its existing product lines, including credit card, personal loans, investments, and insurance, as well as the introduction of new products. The business plan also contemplates the potential further international expansion into new geographies as part of the Group's long-term growth strategy. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

On September 10, 2026, Nu commenced operations in the United States, through Nu United States LLC (“Nu United States”), with the launch of a suite of financial products. In the United States, Nu is partnering with FDIC-insured Lead Bank to provide deposit accounts, together with domestic and international money transfers and a credit card. The Company applied for a national bank charter with the U.S. Office of the Comptroller of the Currency (“OCC”) in 2025 and received preliminary conditional approval on January 29, 2026. Once the OCC's conditions are satisfied and final approval is granted, the national bank charter will enable Nu to operate under a comprehensive federal regulatory framework and facilitate the offering of a full range of financial products and services. Separately, on September 10, Nu announced Nu Global.

On July 20, 2026, the Company entered into an agreement to acquire 100% of Banco Porto Real de Investimentos S.A. (“Porto Real”). Closing is subject to approval by the Central Bank of Brazil (“BACEN”). Upon closing, the license will be incorporated into the prudential conglomerate of Nu Pagamentos.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on November 12, 2026.

Seasonality

The Company’s business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu’s high historical growth has masked this seasonality in the past, and this may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be accurate indicators of future performance. As the Company diversifies its business across product lines, seasonality may be reduced.

1.1. Brazilian Consumption Tax Reform

Complementary Law No. 214/2025, as amended by Complementary Law No. 227/2026, regulates Constitutional Amendment No. 132/2023 and establishes the Tax on Goods and Services (“IBS”), the Social Contribution on Goods and Services (“CBS”) and the Selective Tax (“IS”). Together, these taxes will gradually replace Social Integration Program contribution (“PIS/Pasep”), the Social Security Financing Contribution (“Cofins”), Tax on Goods and Services (“ICMS”), and the Municipal Services Tax (“ISS”). CBS replaces PIS/Pasep and Cofins as of January 1, 2027, while IBS gradually replaces ICMS and ISS between 2029 and 2032, with the new model fully in place in 2033. 2026 is essentially the initial implementation and testing year for IBS and CBS, with specific transitional rules.

Financial services are subject to a specific regime. Under article 233 of Complementary Law No. 214/2025, as amended by Complementary Law No. 227/2026, the combined IBS and CBS rate on these services is set at 10.85% in 2027 and 2028, 11.00% in 2029, 11.15% in 2030, 11.30% in 2031, 11.50% in 2032 and 12.50% in 2033. The potential impacts arising from the implementation of the new tax system are currently under assessment.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holdings’ functional and presentation currency

Nu Holdings does not have any direct customers, and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt, and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities, and all of them are substantially based in U.S. dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiaries functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian real, of the Mexican entities the Mexican peso, of the Colombian entity the Colombian peso, and of the entities in the United States and Switzerland (Nu Global) the U.S. dollar.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

•	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses” or “Other income” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

•	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

•	Assets and liabilities are converted into US$ at the exchange rate at the reporting date;
•	Equity is translated into US$ at historical cost;
•	Revenues and expenses are translated using a monthly average exchange rate; and
•	Statements of cash flows items are translated into US$ using the average exchange rate for the reporting period.

b) New or revised accounting pronouncements and relevant matters adopted in 2026

The following new or revised accounting standards issued by IASB were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

•	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
•	Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

c) Other new or revised accounting pronouncements issued but not yet effective

(i) Presentation and Disclosure in Financial Statements (IFRS 18):

In April 2024, the IASB issued IFRS 18, ‘Presentation and Disclosure in Financial Statements’ in response to investors’ concerns about comparability and transparency of entities’ performance reporting.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ is effective for accounting periods beginning on or after January 1, 2027 and will replace IAS 1 ‘Presentation of Financial Statements’. There are also consequential amendments to IAS 7 ‘Cash Flows’, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 33 ‘Earnings per Share’ and IAS 34 ‘Interim Financial Reporting’, also effective for accounting periods beginning on or after January 1, 2027.

The new standard introduces new requirements for the presentation, classification and disclosure of financial statement line items. The key changes include the requirement to classify all income and expense into one of five categories (operating, investing, financing, taxation and discontinued operations), and introduces new mandatory subtotals within the Consolidated Statements of Comprehensive Income, including Operating profit, Profit before financing and income tax and Profit for the period. In addition, details of management-defined performance measures (“MPMs”) will now be disclosed as well as further detailed disclosure related to operating expense by nature. The new standard also offers enhanced guidance on aggregation and disaggregation of financial information.

Management does not expect the adoption of this standard to have a significant impact, other than additional disclosures, on the Group’s consolidated financial statements.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

(ii) IFRS 20 - Regulatory Assets and Regulatory Liabilities:

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. The standard applies to entities subject to a specific type of rate regulation - arrangements under which a regulator controls the rates (prices) an entity charges customers for goods or services, including when those rates include compensation for goods or services supplied in a prior period and/or the timing of the allowed compensation differs from the period of supply. IFRS 20 is effective for annual reporting periods beginning on or after January 1, 2029.

Management does not expect IFRS 20 to have a significant impact on the Group’s consolidated financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gains and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

					Interest in total capital
Entity	Control	Main activities	Functional currency	Country	09/30/2026	12/31/2025
Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nubank, S.A., Institución de Banca Múltiple ("Nubank Mexico", formerly Nu México Financiera, S.A. de C.V., S.F.P.)	Indirect	Multiple purpose bank	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The interests held by other investors in these entities are presented as non-controlling interests in these unaudited interim condensed consolidated financial statements.

Nu Pagamentos, Nu Financeira, and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nubank Mexico, a Mexican subsidiary, is regulated by the Mexican Central Bank ("BANXICO"), Mexican National Banking and Stock Commission (“CNBV”), Secretariat of Finance and Public Credit (“SHCP”), National Commission for the Protection and Defense of Financial Services Users (“CONDUSEF”) and Institute for the Protection of Bank Savings (“IPAB”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of September 30, 2026 and December 31, 2025, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and, have the ability to affect those returns through power over the funds. As of September 30, 2026, the non-controlling interests portion relating to investment fund quotas is disclosed as “Obligations for quotas of investment funds” in the Consolidated Statements of Financial Position.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

In addition to those accounting policies, in 2026, the Group adopted a new accounting policy related to the hedge of net investments in foreign operations, as described below.

Hedge of net investment in foreign operations: The Group adopted and designated certain derivatives as hedges of net investment in foreign operations, more specifically to hedge its operations in Brazilian reais. Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. The effective portion of gains and losses on the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized immediately in the statements of income. Gains and losses previously recognized in other comprehensive income are reclassified to the statements of income on the disposal, or partial disposal, of the foreign operation.

5. SIGNIFICANT ACCOUNTING JUDGMENTS,
ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes the expected credit losses (“ECL”) on credit card receivables and loans to customers that represent management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the ECL methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameter estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On September 30, 2026, the ECL for credit card receivables and loans to customers totaled US$7,086,819, of which US$4,884,428 related to credit card receivables and US$2,202,391 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the expected credit loss is determined based on the weighted average of these scenarios. Such weightings reflect management's assessment of current macroeconomic conditions and expectations for the future economic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	7,086,819	6,644,210	6,996,405	7,621,627

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Interest income – credit card	1,905,602	1,219,239	5,267,222	3,262,406
Interest income – loan	1,770,960	1,252,363	5,108,290	3,387,622
Interest income – other assets at amortized cost	752,127	610,272	2,166,984	1,523,727
Interest income – other receivables	33,646	95,110	222,673	260,100
Interest income and gains net of losses - financial instruments at fair value	541,007	391,787	1,244,415	944,735
Other income (loss) at fair value	(26)	8,707	29,618	59,767
Total interest income and gains net of losses on financial instruments	5,003,316	3,577,478	14,039,202	9,438,357

Interest income from credit card, loans, other assets at amortized cost and other receivables presented above was calculated using the effective interest method. Interest income and gains net of losses - financial instruments at fair value comprise interest and the fair value changes on financial instruments carried at fair value.

b) Fee and commission income

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Credit and prepaid card income	590,528	435,960	1,611,694	1,200,912
Late fees	135,715	101,839	397,394	276,646
Insurance commission	10,661	9,182	30,814	25,950
Other fee and commission income	80,144	48,257	222,435	147,010
Total fee and commission income	817,048	595,238	2,262,337	1,650,518

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Interest expenses on deposits	1,277,963	1,089,722	3,594,746	2,770,941
Interest expenses on repurchases agreements, borrowings and financing	170,004	121,081	365,806	236,390
Other interest and similar expenses	123,629	64,908	436,878	194,573
Interest and other financial expenses	1,571,596	1,275,711	4,397,430	3,201,904

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

d) Transactional expenses

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Payments and network costs	41,303	20,971	124,600	52,351
Rewards expenses	53,907	33,647	139,334	77,448
Financial system expenses	6,380	4,479	23,355	9,159
Other transactional expenses	41,793	45,893	99,796	102,831
Total transactional expenses	143,383	104,990	387,085	241,789

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, and other payment-related costs.

Payments and network costs represent costs associated with bank slip issuance and processing fees, fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities and operational fixed fees.

Rewards expenses represent costs associated with Nu’s customer rewards programs, including expenses incurred upon redemption of reward points.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

7. EXPECTED CREDIT LOSS

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Net increase of expected credit loss - Credit card receivables (note 13)	1,029,637	542,401	3,074,964	1,854,735
Recovery	(117,156)	(87,863)	(365,146)	(215,153)
Expected credit loss - Credit card receivables	912,481	454,538	2,709,818	1,639,582

Net increase of expected credit loss - Loans to customers (note 14)	749,540	545,848	2,346,262	1,422,110
Recovery	(105,532)	(49,509)	(322,737)	(126,237)
Expected credit loss - Loans to customers	644,008	496,339	2,023,525	1,295,873

Expected credit loss - Others (i)	111,998	26,606	135,372	27,764
Total	1,668,487	977,483	4,868,715	2,963,219

(i)	For the nine-month period ended September 30, 2026, includes US$133,551 of expected credit losses on other receivables, related to credit card receivables acquired from certain payment institutions that were placed under extrajudicial liquidation by the Central Bank of Brazil (note 16).

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

8. OPERATING (EXPENSES) INCOME

	Three-month period ended 09/30/2026						Three-month period ended 09/30/2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(85,803)	(127,308)	-	-	-	(213,111)	(67,570)	(62,130)	-	-	-	(129,700)
Credit analysis and collection costs	(36,223)	(9,100)	-	-	-	(45,323)	(30,865)	(8,830)	-	-	-	(39,695)
Customer services	(30,295)	(762)	-	-	-	(31,057)	(22,005)	(1,392)	-	-	-	(23,397)
Salaries and associated benefits	(26,711)	(146,249)	(6,498)	-	-	(179,458)	(20,246)	(97,450)	(5,129)	-	-	(122,825)
Credit and prepaid card issuance costs	(17,332)	(15,868)	-	-	-	(33,200)	(15,846)	(17,304)	-	-	-	(33,150)
Share-based compensation (note 10)	(1,781)	(109,058)	(3,187)	-	-	(114,026)	(1,583)	(74,489)	(2,234)	-	-	(78,306)
Specialized services expenses	-	(41,771)	-	-	-	(41,771)	-	(29,673)	-	-	-	(29,673)
Other personnel costs	(8,023)	(23,619)	(845)	-	-	(32,487)	(6,367)	(18,171)	(628)	-	-	(25,166)
Depreciation and amortization	(17,068)	(26,751)	-	-	-	(43,819)	(10,315)	(15,255)	-	-	-	(25,570)
Branding and advertising	-	-	(115,552)	-	-	(115,552)	-	-	(62,349)	-	-	(62,349)
Taxes on financial income	-	-	-	(152,627)	-	(152,627)	-	-	-	(116,709)	-	(116,709)
Others (i)	(16)	(90,227)	-	(7,397)	21,807	(75,833)	(46)	(24,568)	-	(13,186)	27,267	(10,533)
Total	(223,252)	(590,713)	(126,082)	(160,024)	21,807	(1,078,264)	(174,843)	(349,262)	(70,340)	(129,895)	27,267	(697,073)

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	Nine-month period ended 09/30/2026						Nine-month period ended 09/30/2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(248,425)	(300,775)	-	-	-	(549,200)	(189,803)	(163,988)	-	-	-	(353,791)
Credit analysis and collection costs	(114,095)	(23,667)	-	-	-	(137,762)	(95,262)	(25,420)	-	-	-	(120,682)
Customer services	(88,893)	(2,237)	-	-	-	(91,130)	(63,849)	(4,522)	-	-	-	(68,371)
Salaries and associated benefits	(80,381)	(423,936)	(18,409)	-	-	(522,726)	(55,432)	(268,102)	(14,574)	-	-	(338,108)
Credit and prepaid card issuance costs	(47,307)	(43,284)	-	-	-	(90,591)	(34,729)	(43,361)	-	-	-	(78,090)
Share-based compensation (note 10)	(6,482)	(313,970)	(10,400)	-	-	(330,852)	(4,826)	(240,377)	(7,871)	-	-	(253,074)
Specialized services expenses	-	(88,428)	-	-	-	(88,428)	-	(77,657)	-	-	-	(77,657)
Other personnel costs	(23,781)	(62,857)	(2,569)	-	-	(89,207)	(17,258)	(47,566)	(1,757)	-	-	(66,581)
Depreciation and amortization	(44,954)	(75,599)	-	-	-	(120,553)	(26,499)	(43,463)	-	-	-	(69,962)
Branding and advertising	-	-	(261,026)	-	-	(261,026)	-	-	(157,582)	-	-	(157,582)
Taxes on financial income	-	-	-	(440,669)	-	(440,669)	-	-	-	(318,316)	-	(318,316)
Others (i)	(54)	(347,790)	-	(90,173)	66,803	(371,214)	(94)	(65,882)	-	(31,863)	112,139	14,300
Total	(654,372)	(1,682,543)	(292,404)	(530,842)	66,803	(3,093,358)	(487,752)	(980,338)	(181,784)	(350,179)	112,139	(1,887,914)

(i) Includes tax expenses arising from intercompany invoices.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

9. EARNINGS PER SHARE

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Net income attributable to shareholders of the parent company	1,090,836	782,473	3,023,091	1,976,514
Weighted average outstanding ordinary shares - basic EPS (in thousands of shares)	4,834,702	4,838,814	4,849,265	4,827,642
Adjustment for the diluted earnings per share:
Share based payment	44,299	62,832	50,890	70,816
Business acquisition	2,108	3,487	2,743	4,719
Weighted average outstanding ordinary shares - diluted EPS (in thousands of shares)	4,881,109	4,905,133	4,902,898	4,903,177
Earnings per share – basic (US$)	0.2256	0.1617	0.6234	0.4094
Earnings per share – diluted (US$)	0.2235	0.1595	0.6166	0.4031
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	8,515	10,269	21,526	15,130

The Company has instruments that will become common shares upon exercise, acquisition, conversion (Stock Options – “SOPs” and Restricted Stock Units – “RSUs” described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

Treasury shares acquired under the share repurchase program are excluded from the weighted average number of shares used in the calculation of earnings per share.

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (“SOPs”), receiving ordinary shares (“RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statements of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that granted shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and continues to be the main incentive since then.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The terms and conditions of the RSU plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the tax rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" within "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of income.

In 2026, the Group granted a new stock option plan to specific members of the management team. The terms and conditions are similar to those disclosed in the Annual Financial Statements, except for: (i) the vesting schedule under the new SOP plan is quarterly, (ii) the exercise price was set at US$12.30, and (iii) the new plan follows a different vesting pattern, whereby a larger portion of the expense is recognized in the earlier years of the vesting period of 5 years, with progressively smaller amounts recognized in the final years.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	09/30/2026	WAEP (US$)	09/30/2025	WAEP (US$)

Outstanding on January 1	21,819,196	1.80	35,937,918	1.58
Granted during the period	3,148,205	12.30	—	—
Exercised during the period	(6,411,922)	0.99	(8,876,270)	1.40
Forfeited during the period	—		(8,564)
Outstanding on September 30	18,555,479	3.86	27,053,084	1.69
Exercisable on September 30	15,604,036	2.26	27,051,533	1.69

RSUs	09/30/2026	WAGDFV (US$)	09/30/2025	WAGDFV (US$)

Outstanding on January 1	53,088,414	10.54	59,915,454	7.92
Granted during the period	38,496,755	14.69	35,667,370	11.68
Vested during the period	(23,888,466)	9.95	(26,497,431)	7.56
Forfeited during the period	(7,170,082)		(9,539,108)
Outstanding on September 30	60,526,621	13.30	59,546,285	10.15

The following tables present the total amount of share-based compensation expense for the three and nine-month periods ended September 30, 2026 and 2025 and the provision for taxes as of September 30, 2026 and December 31, 2025.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

SOP and RSU expenses and associated corporate and social security taxes expenses	105,822	86,321	307,223	274,127
RSUs and SOPs grant - business combination	256	689	1,109	2,685
Awards expenses and related taxes	—	1,263	—	2,575
Fair value adjustment - hedge of corporate and social security taxes (note 20)	7,948	(9,967)	22,520	(26,313)
Total share-based compensation expenses (note 8)	114,026	78,306	330,852	253,074
	—
Equity share-based compensation, net of shares withheld for employee taxes	64,807	16,502	216,084	92,795

	09/30/2026	12/31/2025

Liability provision for taxes presented as salaries, allowances and social security contributions	59,419	109,855

11. CASH AND CASH EQUIVALENTS

	09/30/2026	12/31/2025

Deposits at central banks	9,742,372	8,640,241
Reverse repurchase agreements	1,703,145	3,611,526
Bank balances	1,431,932	2,098,976
Short-term investments	894,828	652,900
Total	13,772,277	15,003,643

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value.

Deposits at central banks are made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of September 30, 2026 and December 31, 2025, with daily maturity. In Mexico, the average rate of remuneration for overnight deposits was 6.5% as of September 30, 2026, with daily maturity. Other balances held at Banxico are not remunerated. In Colombia, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican and Colombian pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 6.5% per year as of September 30, 2026 (8.3% per year as of December 31, 2025) for Mexico, and an average fixed rate of 11.2% per year as of September 30, 2026 (9.3% per year as of December 31, 2025) for Colombia.

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.6% per year as of September 30, 2026 and December 31, 2025.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

12. SECURITIES

a) Financial instruments at fair value through profit or loss ("FVTPL")

	09/30/2026					12/31/2025
			Maturities
Financial instruments at FVTPL	Gross book value (i)	Fair value	No maturity	Up to 12 months	Over 12 months	Fair value

Government bonds (ii)
Latin America	243,597	243,447	-	21,971	221,476	175,302
Total government bonds	243,597	243,447	-	21,971	221,476	175,302

Corporate bonds and other instruments
Bill of credit	3	3	-	2	1	3
Certificate of bank deposits	6,195	6,210	-	3,399	2,811	5,241
Real estate and agribusiness letter of credit	610	615	-	443	172	606
Corporate bonds	3,875	3,870	-	-	3,870	3,249
Equity instruments (iii)	21,118	25,818	25,818	-	-	27,120
Investment funds	410,839	410,839	410,839	-	-	29,517
Notes	410,006	411,746	-	411,746	-	818,885
Total corporate bonds and other instruments	852,646	859,101	436,657	415,590	6,854	884,621
Total financial instruments at FVTPL	1,096,243	1,102,548	436,657	437,561	228,330	1,059,923

(i)	The Gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Includes US$649 as of September 30, 2026 (US$557 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements. Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

(iii)	Refers mainly to an investment in Jupiter, a neobank for consumers in India, an investment in Din Global ("dBank"), a Pakistani fintech company, and in Tempo Labs Inc, a North American fintech. As of September 30, 2026, the total fair value of these investments corresponded to US$25,818 (US$26,700 on December 31, 2025), classified as Level 3 in the fair value hierarchy, as described in note 29.
	09/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTPL	Original currency	US$	Original currency	US$

Currency:
Brazilian Reais	3,441,025	664,984	1,177,913	214,337
U.S. Dollars	424,246	424,246	831,386	831,386
Others (i)	1,276,239	13,318	1,260,835	14,200
Total		1,102,548		1,059,923

(i)	Refers mainly to an investment in Jupiter, a neobank for consumers in India.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	09/30/2026					12/31/2025
			Maturities
Financial instruments at FVTOCI	Gross book value (i)	Fair value	No maturity	Up to 12 months	Over 12 months	Fair value

Government bonds (ii)
Latin America	15,649,293	15,686,000	-	3,320,899	12,365,101	11,525,845
Total government bonds	15,649,293	15,686,000	-	3,320,899	12,365,101	11,525,845

Corporate bonds and other instruments
Certificate of bank deposits	331,066	331,970	-	102,043	229,927	211,471
Corporate bonds	144,448	119,542	-	53,592	65,950	183,143
Investment funds	41,008	43,131	43,131	-	-	41,600
Time deposits	81,069	81,070	-	81,070	-	187,683
Real estate and agribusiness certificate of receivables	1,182	1,186	-	-	1,186	7,334
Total corporate bonds and other instruments	598,773	576,899	43,131	236,705	297,063	631,231
Total financial instruments at FVTOCI	16,248,066	16,262,899	43,131	3,557,604	12,662,164	12,157,076

(i)	The gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Includes US$96,626 as of September 30, 2026 (US$0 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$409,706 as of September 30, 2026 (US$297,274 on December 31, 2025). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.
	09/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original currency	US$	Original currency	US$

Currency:
Brazilian Reais	67,175,133	12,981,706	58,240,612	10,597,682
Colombian Pesos	5,805,368,120	1,752,225	4,338,625,279	1,149,390
Mexican Pesos	26,161,924	1,447,898	4,003,565	222,321
U.S. Dollars	81,070	81,070	187,683	187,683
Total		16,262,899		12,157,076

The Group has corporate bonds classified as FVTOCI, for which it has recorded an ECL provision for the nine-month period ended September 30, 2026 in the amount of US$3,347 (an ECL provision of US$26,805 for the nine-month period ended September 30, 2025).

The following table shows reconciliations from the opening to the closing balance of the expected credit loss by stage during the nine-month period ended September 30, 2026 and 2025. There were no transfers between stages during the nine-month period ended September 30, 2026. The amounts disclosed as Stage 2 and 3 for 2025 were transferred from Stage 1 during the nine-month period ended September 30, 2025, as a result of credit deterioration of the respective issuers.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	09/30/2026
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of period	1,324	-	24,452	25,776
Net increase (decrease) of loss allowance	(187)	-	3,534	3,347
Effect of changes in exchange rates (OCI)	133	-	2,808	2,941
Loss allowance of financial assets at FVTOCI at end of the period	1,270	-	30,794	32,064

	9/30/2025
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of period	1,974	-	-	1,974
Net increase (decrease) of loss allowance	(842)	4,476	23,171	26,805
Effect of changes in exchange rates (OCI)	45	48	246	339
Loss allowance of financial assets at FVTOCI at end of the period	1,177	4,524	23,417	29,118

c) Financial instruments at amortized cost

	09/30/2026			12/31/2025
		Maturities
Financial instruments at amortized cost	Carrying amount	Up to 12 months	Over 12 months	Carrying amount

Government bonds (i)
Latin America (ii)	1,738,188	1,718,473	19,715	1,089,695
Europe	947,325	855,942	91,383	1,053,194
Asia-Pacific	1,093,109	601,793	491,316	958,248
Total government bonds	3,778,622	3,176,208	602,414	3,101,137

Corporate bonds and other instruments
Corporate bonds	7,446	7,446	-	40,367
Total corporate bonds and other instruments	7,446	7,446	-	40,367
Total financial instruments at amortized cost	3,786,068	3,183,654	602,414	3,141,504
(i)	As of September 30, 2026, includes US$543,054 (US$899,809 on December 31, 2025) held by the subsidiaries as guarantee pledged to the margin loan (note 24).
(ii)	Carrying amount of the Latin America government bonds comprises the amortized cost (principal plus accrued interest) adjusted for fair value hedge basis adjustments related to hedged interest rate risk. See note 20.
	09/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at amortized cost	Original currency	US$	Original currency	US$

Currency:
Brazilian Reais	12,079,080	2,341,657	11,275,922	2,051,809
Mexican Pesos	19,849,382	1,098,539	11,830,793	656,974
Colombian Pesos	1,113,562,637	336,105	1,633,400,166	432,721
Others (i)	210,653	9,767	-	-
Total		3,786,068		3,141,504
(i)	Refers to an investment in government bonds in Turkish Lira.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The Group has government bonds classified as amortized cost, for which it has recorded a reversal of ECL for the nine-month period ended September 30, 2026, in the amount of US$60 (provision of US$1,135 for the nine-month period ended September 30, 2025) and the exposure was classified as Stage 1. There was no transfer between stages during the nine-month period ended on September 30, 2026 and 2025.

13. CREDIT CARD RECEIVABLES

	09/30/2026	12/31/2025

Credit card receivables	27,176,528	21,751,226

Credit card expected credit loss
Presented as deduction of receivables	(4,815,035)	(3,483,322)
Presented as "Other liabilities" (note 27)	(69,393)	(44,679)
Total credit card expected credit loss	(4,884,428)	(3,528,001)
Receivables, net	22,292,100	18,223,225
Total receivables presented as assets	22,361,493	18,267,904

a) Breakdown by maturity

	09/30/2026		12/31/2025
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	10,313,564	38.0%	8,553,402	39.3%
30 to 60 days	4,332,102	15.9%	3,643,369	16.8%
60 to 90 days	2,751,705	10.1%	2,179,330	10.0%
Over 90 days	6,226,423	22.9%	5,000,481	22.9%
Total receivables not overdue	23,623,794	86.9%	19,376,582	89.0%

Receivables overdue by:
Up to 30 days	963,610	3.6%	584,397	2.7%
30 to 60 days	420,208	1.5%	252,171	1.2%
60 to 90 days	333,331	1.2%	214,144	1.0%
Over 90 days	1,835,585	6.8%	1,323,932	6.1%
Total receivables overdue	3,552,734	13.1%	2,374,644	11.0%
Total	27,176,528	100.0%	21,751,226	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Expected credit loss - by stages

As of September 30, 2026, the credit card ECL totaled US$4,884,428 (US$3,528,001 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator; it is monitored across multiple committees to support the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Stage 1	21,611,942	79.5%	1,373,524	28.1%	6.4%	17,593,016	80.8%	966,831	27.4%	5.5%

Stage 2	2,933,029	10.8%	1,239,570	25.3%	42.3%	2,179,810	10.1%	856,689	24.3%	39.3%
Absolute Trigger (Days late)	798,684	27.2%	490,377	39.6%	61.4%	528,694	24.3%	327,470	38.2%	61.9%
Relative Trigger (PD deterioration)	2,134,345	72.8%	749,193	60.4%	35.1%	1,651,116	75.7%	529,219	61.8%	32.1%

Stage 3	2,631,557	9.7%	2,271,334	46.6%	86.3%	1,978,400	9.1%	1,704,481	48.3%	86.2%
Total	27,176,528	100.0%	4,884,428	100.0%	18.0%	21,751,226	100.0%	3,528,001	100.0%	16.2%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

c) Expected credit loss - by credit quality vs. stages

	09/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Strong (PD < 5%)	11,921,737	43.9%	271,924	5.6%	2.3%	10,012,573	46.0%	204,331	5.8%	2.0%
Stage 1	11,921,682	100.0%	271,923	100.0%	2.3%	10,012,568	100.0%	204,331	100.0%	2.0%
Stage 2	55	0.0%	1	0.0%	1.8%	5	0.0%	0	0.0%	0.0%

Satisfactory (5% <= PD <= 20%)	7,957,736	29.3%	740,566	15.2%	9.3%	6,766,135	31.1%	574,635	16.3%	8.8%
Stage 1	7,630,385	95.9%	706,316	95.3%	9.3%	6,517,743	96.3%	553,357	96.2%	8.5%
Stage 2	327,351	4.1%	34,250	4.7%	10.5%	248,392	3.7%	21,278	3.8%	8.6%

Higher Risk (PD > 20%)	7,297,055	26.8%	3,871,938	79.2%	53.1%	4,972,518	22.9%	2,749,035	77.9%	55.3%
Stage 1	2,059,875	28.2%	395,285	10.2%	19.2%	1,062,705	21.4%	209,143	7.7%	19.7%
Stage 2	2,605,623	35.7%	1,205,319	31.1%	46.3%	1,931,413	38.8%	835,411	30.3%	43.3%
Stage 3	2,631,557	36.1%	2,271,334	58.7%	86.3%	1,978,400	39.8%	1,704,481	62.0%	86.2%
Total	27,176,528	100.0%	4,884,428	100.0%	18.0%	21,751,226	100.0%	3,528,001	100.0%	16.2%

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

d) Expected credit loss - changes

The following tables show the reconciliations from the opening to the closing balance of the expected credit loss by stages of the financial instruments.

	09/30/2026				09/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	966,831	856,689	1,704,481	3,528,001	670,984	445,996	1,272,546	2,389,526
Transfers from Stage 1 to Stage 2	(100,750)	100,750	-	-	(84,336)	84,336	-	-
Transfers from Stage 2 to Stage 1	229,814	(229,814)	-	-	118,419	(118,419)	-	-
Transfers to Stage 3	(107,595)	(507,592)	615,187	-	(102,611)	(312,659)	415,270	-
Transfers from Stage 3	162,000	24,086	(186,086)	-	138,642	26,031	(164,673)	-
Write-offs	-	-	(1,913,221)	(1,913,221)	-	-	(1,349,842)	(1,349,842)
Net increase of loss allowance (note 7)	175,197	949,575	1,950,192	3,074,964	23,840	602,315	1,228,580	1,854,735
New originations (a)	108,392	21,761	5,974	136,127	91,168	20,959	5,601	117,728
Changes in exposure of preexisting accounts (b)	646,996	21,363	(106,176)	562,183	561,552	13,782	(5,318)	570,016
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(676,616)	942,299	2,072,537	2,338,220	(544,443)	405,318	1,327,033	1,187,908
Changes to models used in calculation (c)	96,425	(35,848)	(22,143)	38,434	(84,437)	162,256	(98,736)	(20,917)
Effect of changes in exchange rates (OCI)	48,027	45,876	100,781	194,684	110,502	87,994	211,834	410,330
Expected credit loss at end of the period	1,373,524	1,239,570	2,271,334	4,884,428	875,440	815,594	1,613,715	3,304,749

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	09/30/2026				09/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	17,593,016	2,179,810	1,978,400	21,751,226	11,849,086	1,377,896	1,392,330	14,619,312
Transfers from Stage 1 to Stage 2	(1,179,323)	1,179,323	-	-	(1,013,853)	1,013,853	-	-
Transfers from Stage 2 to Stage 1	730,689	(730,689)	-	-	636,979	(636,979)	-	-
Transfers to Stage 3	(1,039,229)	(982,061)	2,021,290	-	(736,220)	(615,887)	1,352,107	-
Transfers from Stage 3	195,660	29,316	(224,976)	-	159,997	29,851	(189,848)	-
Write-offs	-	-	(1,913,221)	(1,913,221)	-	-	(1,349,842)	(1,349,842)
Net change of gross carrying amount	4,254,970	1,130,217	651,699	6,036,886	3,133,858	674,447	464,386	4,272,691
Effect of changes in exchange rates (OCI)	1,056,159	127,113	118,365	1,301,637	2,000,754	246,901	238,311	2,485,966
Gross carrying amount at end of the period	21,611,942	2,933,029	2,631,557	27,176,528	16,030,601	2,090,082	1,907,444	20,028,127

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

14. LOANS TO CUSTOMERS

	09/30/2026	12/31/2025

Loans to individuals	13,429,466	10,149,892
Loans to companies	982,383	765,561
Total loans (i)	14,411,849	10,915,453

Loan expected credit loss	(2,202,391)	(1,493,995)
Total	12,209,458	9,421,458

(i)	As of September 30, 2026, the total gross amount of secured loans was US$3,371,997 (US$2,734,565 as of December 31, 2025).

a) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2026, and December 31, 2025, considering each installment individually.

	09/30/2026		12/31/2025
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,595,607	11.1%	1,194,270	10.9%
30 to 60 days	1,308,136	9.1%	1,005,890	9.2%
60 to 90 days	1,314,244	9.1%	1,066,604	9.8%
90 to 360 days	5,641,040	39.1%	4,154,984	38.1%
Over 360	3,864,970	26.8%	3,019,996	27.7%
Total loans to customers not overdue	13,723,997	95.2%	10,441,744	95.7%

Loans to customers overdue by:
Up to 30 days	212,009	1.5%	156,542	1.4%
30 to 60 days	111,855	0.8%	77,632	0.7%
60 to 90 days	92,647	0.6%	63,641	0.6%
Over 90 days	271,341	1.9%	175,894	1.6%
Total loans to customers overdue	687,852	4.8%	473,709	4.3%
Total	14,411,849	100.0%	10,915,453	100.0%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Expected credit loss - by stages

As of September 30, 2026, the loans to customers ECL totaled US$2,202,391 (US$1,493,995 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator; it is monitored across multiple committees to support the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Stage 1	11,253,730	78.1%	642,179	29.2%	5.7%	8,708,434	79.8%	467,616	31.3%	5.4%

Stage 2	1,950,189	13.5%	784,387	35.6%	40.2%	1,527,444	14.0%	569,485	38.1%	37.3%
Absolute Trigger (Days late)	417,251	21.4%	337,473	43.0%	80.9%	307,423	20.1%	247,143	43.4%	80.4%
Relative Trigger (PD deterioration)	1,532,938	78.6%	446,914	57.0%	29.2%	1,220,021	79.9%	322,342	56.6%	26.4%

Stage 3	1,207,930	8.4%	775,825	35.2%	64.2%	679,575	6.2%	456,894	30.6%	67.2%
Total	14,411,849	100.0%	2,202,391	100.0%	15.3%	10,915,453	100.0%	1,493,995	100.0%	13.7%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

c) Expected credit loss - by credit quality vs stages

	09/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Strong (PD < 5%)	4,566,341	31.7%	57,969	2.6%	1.3%	3,401,763	31.2%	41,731	2.8%	1.2%
Stage 1	4,520,012	99.0%	57,723	99.6%	1.3%	3,357,159	98.7%	41,546	99.6%	1.2%
Stage 2	46,329	1.0%	246	0.4%	0.5%	44,604	1.3%	185	0.4%	0.4%

Satisfactory (5% <= PD <= 20%)	4,759,733	33.0%	275,818	12.5%	5.8%	3,756,036	34.4%	206,811	13.8%	5.5%
Stage 1	4,660,577	97.9%	272,275	98.7%	5.8%	3,683,259	98.1%	203,933	98.6%	5.5%
Stage 2	99,156	2.1%	3,543	1.3%	3.6%	72,777	1.9%	2,878	1.4%	4.0%

Higher Risk (PD > 20%)	5,085,775	35.3%	1,868,604	84.9%	36.7%	3,757,654	34.4%	1,245,453	83.4%	33.1%
Stage 1	2,073,141	40.7%	312,181	16.7%	15.1%	1,668,016	44.4%	222,137	17.8%	13.3%
Stage 2	1,804,704	35.5%	780,598	41.8%	43.3%	1,410,063	37.5%	566,422	45.5%	40.2%
Stage 3	1,207,930	23.8%	775,825	41.5%	64.2%	679,575	18.1%	456,894	36.7%	67.2%
Total	14,411,849	100.0%	2,202,391	100.0%	15.3%	10,915,453	100.0%	1,493,995	100.0%	13.7%

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

d) Expected credit loss - changes

The following tables show reconciliations from the opening to the closing balance of the expected credit loss by the stages of the financial instruments.

	09/30/2026				09/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	467,616	569,485	456,894	1,493,995	239,306	325,020	230,244	794,570
Transfers from Stage 1 to Stage 2	(42,453)	42,453	-	-	(23,704)	23,704	-	-
Transfers from Stage 2 to Stage 1	85,446	(85,446)	-	-	62,974	(62,974)	-	-
Transfers to Stage 3	(85,211)	(435,056)	520,267	-	(64,633)	(237,819)	302,452	-
Transfers from Stage 3	31,557	24,425	(55,982)	-	21,637	16,398	(38,035)	-
Write-offs	-	-	(1,720,189)	(1,720,189)	-	-	(983,267)	(983,267)
Net increase of loss allowance (note 7)	160,063	635,820	1,550,379	2,346,262	135,742	417,366	869,002	1,422,110
New originations (a)	922,831	157,756	33,370	1,113,957	761,668	104,270	15,697	881,635
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(762,768)	478,064	1,517,009	1,232,305	(670,986)	303,883	883,576	516,473
Changes to models used in calculation (b)	-	-	-	-	45,060	9,213	(30,271)	24,002
Effect of changes in exchange rates (OCI)	25,161	32,706	24,456	82,323	44,198	58,800	43,803	146,801
Expected credit loss at end of the period	642,179	784,387	775,825	2,202,391	415,520	540,495	424,199	1,380,214

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	09/30/2026				09/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	8,708,434	1,527,444	679,575	10,915,453	4,728,358	1,054,416	333,681	6,116,455
Transfers from Stage 1 to Stage 2	(549,828)	549,828	-	-	(348,124)	348,124	-	-
Transfers from Stage 2 to Stage 1	477,055	(477,055)	-	-	384,979	(384,979)	-	-
Transfers to Stage 3	(751,748)	(732,002)	1,483,750	-	(440,914)	(435,172)	876,086	-
Transfers from Stage 3	40,957	32,154	(73,111)	-	26,351	27,385	(53,736)	-
Write-offs	-	-	(1,720,189)	(1,720,189)	-	-	(983,267)	(983,267)
Net increase of gross carrying amount	2,812,764	957,754	799,978	4,570,496	2,940,841	725,832	395,743	4,062,416
Effect of changes in exchange rates (OCI)	516,096	92,066	37,927	646,089	912,725	185,934	67,709	1,166,368
Gross carrying amount at end of the period	11,253,730	1,950,189	1,207,930	14,411,849	8,204,216	1,521,540	636,216	10,361,972

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	09/30/2026	12/31/2025

Compulsory deposits (i)	6,867,718	5,687,184
Reserve at central bank - Instant payments (ii)	3,352,769	3,850,604
Total	10,220,487	9,537,788
(i)	Compulsory deposits are required by central banks based on the amount of RDB and CDB held by Nu Financeira and deposits from customers held by Nu Colombia and Nu Mexico. These resources are remunerated in Brazil by the Brazilian SELIC rate (special settlement and custody system of the BACEN) and in Mexico by the Central Bank Reference Rate. For Colombia, the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the instant payments account, which is required by BACEN to support instant payment operations, including additional funds as a safety margin. These resources are remunerated at the Brazilian SELIC rate. It also includes amount related to the guarantee margin for electronic money deposit.

16. OTHER RECEIVABLES

	09/30/2026	12/31/2025

Other receivables	449,638	1,002,629
Other receivables - ECL (i)	(133,419)	(1,946)
Total	316,219	1,000,683

(i) As of September 30, 2026, the Company recognized an allowance for expected credit losses on other receivables in the amount of US$132,822, related to credit card receivables acquired from certain payment institutions that were placed under extrajudicial liquidation by the Central Bank of Brazil.

Other receivables are primarily related to credit card receivables previously acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. The Company ceased acquiring these receivables in August 2026, and the remaining balance relates to outstanding receivables from previously acquired portfolios. As of December 31, 2025, other receivables were used as underlying collateral in repurchase agreement transactions, disclosed in note 21.

The balance also includes receivables related to the agreement with Mastercard, including incentive mechanisms linked to prepaid and credit card transaction volume performance and other performance obligations.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements. As of December 31, 2025, the Group’s total exposure was classified as Stage 1 Strong (PD < 5%). For the nine-month period ended on September 30, 2026, part of the other receivables exposure was transferred from Stage 1 to Stage 3, representing 30.9% of the total receivables, in connection to the extrajudicial liquidation of the counterparty to these receivables (refer to note (i)). The remaining balance of the portfolio continued to be classified as Stage 1 Strong (PD < 5%).

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

17. OTHER ASSETS

	09/30/2026	12/31/2025

Taxes recoverable (i)	988,124	748,785
Deferred expenses (ii)	371,554	329,136
Advances to suppliers and employees	149,979	112,634
Prepaid expenses (iii)	130,617	92,738
Judicial deposits	9,709	6,614
Other assets (iv)	290,857	113,963
Total	1,940,840	1,403,870
(i)	Taxes recoverable refer to tax overpayments and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(ii)	Deferred expenses refer to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.
(iv)	Other assets include US$175,113 of advances to the Brazilian Credit Guarantee Fund (“FGC”) as of September 30, 2026 (US$0 as of December 31, 2025). The advance was made pursuant to an emergency recapitalization plan approved by the FGC's Board in February 2026, which requires member institutions to advance contributions over a multi-year period.

18. INVESTMENTS IN ASSOCIATES

Tyme	09/30/2026	12/31/2025

Equity interest	18.0%	18.0%
Investment	89,620	98,702
Current assets	17,190	101,962
Non-current assets	383,169	325,856
Current liabilities	52,868	13,536

Tyme Group Pte. Ltd. (“Tyme”) is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation) (collectively referred to as “Tyme Group”). Nu has no voting rights, but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election. On September 28, 2026, the Company made an additional investment of US$4,957 in Tyme, under a subscription agreement dated September 25, 2026, for 53,016,135 Series D1 Preference Shares. The Company’s ownership interest in Tyme remains at approximately 18%.

	Three-month period ended		Nine-month period ended
Tyme	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Share of loss in associates	(8,341)	(1,170)	(14,039)	(3,325)
Associates loss for the period	(46,340)	(11,473)	(77,994)	(18,474)

The total cost of the investment in Tyme Group was US$157,983 as of September 30, 2026 (US$153,026 as of December 31, 2025), and the investments in associates were US$89,620 and US$98,702, respectively. The remainder related to derivatives, including call options and warrants recorded at fair value, which enable Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the nine-month period ended September 30, 2026 Nu recognized a loss from associates of US$14,039, compared with a loss from associates of US$3,325 during the nine-month period ended September 30, 2025.

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

19. INTANGIBLE ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	09/30/2026			12/31/2025
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to business acquisitions	138,341	(93,165)	45,176	138,280	(78,967)	59,313
Internally developed intangibles	891,996	(208,350)	683,646	615,295	(123,344)	491,951
Other intangibles	108,528	(25,243)	83,285	77,260	(26,855)	50,405
Total	1,138,865	(326,758)	812,107	830,835	(229,166)	601,669

(ii) Goodwill

	09/30/2026	12/31/2025
	Goodwill

Acquisition of Nu Investimentos	348,276	348,276
Other acquisitions	61,095	61,095
Total	409,371	409,371

Goodwill is allocated to the Group's cash-generating units ("CGUs") expected to benefit from the synergies of the business combinations from which it arose. Goodwill is not amortized and is tested for impairment at least annually, regardless of whether there is any indication of impairment, and more frequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The CGU allocation and the valuation methodology and key assumptions used in the annual impairment test were described in the Annual Financial Statements.

The annual impairment test performed as of December 31, 2025 concluded that the recoverable amount of each CGU to which goodwill has been allocated exceeded its carrying amount, and no impairment loss was identified.

As of September 30, 2026, management assessed whether events or changes in circumstances indicated that the carrying amount of goodwill may not be recoverable. Based on these assessments, management concluded that there were no indicators of impairment and, accordingly no interim impairment test was performed and no impairment loss was recognized.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Changes in intangible assets and goodwill

	09/30/2026
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	409,371	59,313	491,951	50,405	601,669
Additions	-	-	260,285	45,596	305,881
Disposals	-	-	(33,559)	(663)	(34,222)
Amortization	-	(14,338)	(74,679)	(8,106)	(97,123)
Effect of changes in exchange rates (OCI)	-	201	39,648	(3,947)	35,902
Balance at end of the period	409,371	45,176	683,646	83,285	812,107

	09/30/2025
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	1,189	-	208,153	62,252	270,405
Disposals	-	-	(29,530)	-	(29,530)
Amortization	-	(14,541)	(42,983)	(3,103)	(60,627)
Effect of changes in exchange rates (OCI)	(5,105)	(1,303)	47,632	779	47,108
Balance at end of the period	410,371	62,769	443,119	69,084	574,972

20. DERIVATIVES

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. These instruments include, among others, Non-Deliverable Forwards (“NDFs”), options, swaps, and futures.

The derivatives are measured at fair value through profit or loss, except for those designated in cash flow and net investment hedge strategies, for which the effective portion of gains or losses is recognized in other comprehensive income. For derivatives designated in fair value hedge strategies, changes in the fair value of both the hedging instrument and the hedged item attributable to the hedged risk are recognized in the statements of income. The fair value hierarchy is described in note 29. These risks are managed through the establishment of limits and operating strategies.

The Group applies the following hedge accounting relationships:

Fair value hedge: Hedges the interest rate risk of certain government bonds, converting fixed-rate returns into floating rates through interest rate derivatives.

Cash flow hedge: Hedges the foreign currency risk arising from forecast transactions related to cloud infrastructure, intercompany transactions and certain software licenses and hedges future cash disbursements related to highly probable future transactions and accrued liabilities for corporate and social security taxes arising from RSU vesting.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Net investment hedge: Hedges the foreign currency risk arising from a designated portion of the Group's net investment in its Brazilian operations.

Derivative instruments are presented within Financial assets at fair value through profit or loss and Financial liabilities at fair value through profit or loss in the statements of financial position. The hedged items in the fair value hedge of interest rate risk are presented within Financial assets at fair value through other comprehensive income and Financial assets at amortized cost (note 12).

Hedge ineffectiveness and gains and losses on derivatives measured at fair value through profit or loss are recognized within Interest income and gains net of losses – financial instruments at fair value (note 6).

The effective portion of cash flow hedges is recognized within the cash flow hedge reserve, and the effective portion of the net investment hedge is recognized within the net investment hedge reserve, both presented in the statements of changes in equity. Reclassifications from the cash flow and net investment hedge reserve are presented in the line items disclosed in the tables below.

	09/30/2026			12/31/2025
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures (i)	22,946	5	12	13,651	-	5
Foreign currency exchange rate contracts – Futures (i)	1,272,766	61	7,073	2,087,756	288	13,259
Interest rate contracts – Swaps (ii)	3,556	12	-	3,348	5	-
Exchange rate contracts – Swaps (iii)	2,710,219	92,663	29,433	1,376,130	4,444	43,715
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs) (iv)	309,284	7,136	5,415	299,542	20,994	2,081
Warrants (v)	23,655	20,382	-	23,699	18,898	-
Call options (vi)	27,000	9,121	-	27,000	15,639	-
Equity contracts – Futures (vii)	319	-	4	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures (i)	291,902	-	3,003	256,047	-	4,162
Equity – Total return swaps (TRS) (viii)	33,766	1,984	6,894	83,680	4,009	2,747
Designated as fair value hedge
Interest rate contracts – Swaps (ii)	1,312,344	25,857	1,582	1,079,382	16,471	-
Interest rate contracts – Futures (i)	1,617,432	-	1,740	-	-	-
Designated as net investment hedge
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs) (iv)	1,701,089	704	15,424	-	-	-
Total	9,326,278	157,925	70,580	5,250,235	80,748	65,969

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

(i)	Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.
(ii)	Interest rate swap contracts are settled at maturity date and are traded over the counter with financial institutions as counterparties.
(iii)	Exchange rate swap contracts are settled at maturity date, are traded over the counter with financial institutions as counterparties and are used to hedge mainly foreign currency exposure on financial assets.
(iv)	Non-deliverable forwards (“NDFs”) are traded over the counter with financial institutions as counterparties and are settled in cash at maturity.
(v)	Warrants are derivative instruments linked to equity interests in strategic investments held by the Group, and are measured at fair value through profit or loss.
(vi)	The Group holds call options received as part of the consideration for the Group's strategic investment in Tyme. The instruments are measured at fair value through profit or loss and provide the Group with the right to acquire additional ownership interests directly from existing Tyme shareholders.
(vii)	Equity contracts - Futures are held by a consolidated investment fund, as the counterparty and are settled on a daily basis.
(viii)	Total Return Swaps (“TRS”) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	09/30/2026				12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	22,946	-	-	22,946	-	-	13,651	13,651
Foreign currency exchange rate contracts – Futures	1,272,766	-	-	1,272,766	2,087,756	-	-	2,087,756
Interest rate contracts – Swaps	-	-	3,556	3,556	-	-	3,348	3,348
Exchange rate contracts – Swaps	1,087,494	933,235	689,490	2,710,219	415,508	679,327	281,295	1,376,130
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	257,480	51,804	-	309,284	126,508	173,034	-	299,542
Warrants	-	-	23,655	23,655	-	-	23,699	23,699
Call options	27,000	-	-	27,000	27,000	-	-	27,000
Equity contracts – Futures	319	-	-	319	-	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	291,902	-	-	291,902	256,047	-	-	256,047
Equity – Total return swaps (TRS)	13,320	20,446	-	33,766	43,127	16,287	24,266	83,680
Designated as fair value hedge
Interest rate contracts – Swaps	60,480	-	1,251,864	1,312,344	412,681	384,567	282,134	1,079,382
Interest rate contracts – Futures	1,617,432	-	-	1,617,432	-	-	-	-
Designated as net investment hedge
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	1,701,089	-	-	1,701,089	-	-	-	-
Total	6,352,228	1,005,485	1,968,565	9,326,278	3,368,627	1,253,215	628,393	5,250,235

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The table below shows the breakdown by maturity of the fair value amounts:

	09/30/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	231	25,638	25,869	3,028	13,448	16,476
Interest rate contracts – Futures	5	-	5	-	-	-
Foreign currency exchange rate contracts – Futures	61	-	61	288	-	288
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	7,840	-	7,840	20,994	-	20,994
Exchange rate contracts – Swaps	52,203	40,460	92,663	4,444	-	4,444
Equity - Total return swaps (TRS)	1,984	-	1,984	4,009	-	4,009
Warrants	-	20,382	20,382	-	18,898	18,898
Call options	9,121	-	9,121	15,639	-	15,639
Total assets	71,445	86,480	157,925	48,402	32,346	80,748

Liabilities
Equity – Total return swaps (TRS)	6,894	-	6,894	2,436	311	2,747
Interest rate contracts – Swaps	179	1,403	1,582	-	-	-
Interest rate contracts – Futures	1,752	-	1,752	5	-	5
Foreign currency exchange rate contracts – Futures	10,076	-	10,076	17,421	-	17,421
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	20,839	-	20,839	2,081	-	2,081
Exchange rate contracts – Swaps	29,433	-	29,433	27,425	16,290	43,715
Equity contracts – Futures	4	-	4	-	-	-

Total liabilities	69,177	1,403	70,580	49,368	16,601	65,969

For instruments designated in hedge accounting relationships, the weighted-average price at the end of the period was US$14.08 (US$16.14 as of December 31, 2025) per share for total return swaps (TRS) designated as cash flow hedges of corporate and social security taxes on share-based compensation; and the weighted-average rate of 10.4% (9.0% as of December 31, 2025) for interest rate swaps designated as fair value hedges of government bonds. For foreign currency exchange rate contracts designated as cash flow hedges of foreign currency expenses and non-deliverable forwards designated as net investment hedges, hedging instruments are rolled over monthly and, accordingly, a weighted-average forward rate is not considered representative of the economic exposure.

Designated as cash flow hedge

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses, and intercompany expenses. The Group manages its exposure to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. Hedge effectiveness is assessed monthly by analyzing the economic relationship between the hedging instrument and the hedged item, based on their sensitivity and on the hedge ratio, and by performing a dollar-offset test. The hedge ratio is based on the notional amount of the hedging instrument and the amount of the forecasted hedged transactions. Derivatives are generally rolled over monthly. Futures are settled in accordance with the specific maturity of each contract. The hedged transactions are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and the forecasted hedged transaction have changed during the period under review and whether the forecast transaction remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The notional amounts of the foreign currency exchange rate contracts are designated to match the amount of the forecasted foreign currency expenses being hedged. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of foreign currency risk:

	Nine-month period ended
	09/30/2026	09/30/2025

Balance at beginning of the period	(8,092)	11,721
Fair value change recognized in OCI during the period	(25,844)	(4,732)
Total amount reclassified from cash flow hedge reserve to the statements of income during the period	17,159	(32,598)
to "Customer support and operation"	1,374	13,719
to "General and administrative expenses"	9,505	(13,307)
to "Other income"	—	(2,319)
to "Other expenses"	17,356	—
Effect of changes in exchange rates (OCI)	(11,076)	(30,691)
Deferred income taxes	4,291	7,859
Balance at end of the period	(12,486)	(17,750)

No material hedge ineffectiveness was recognized in the statement of income for the periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

The expected future transactions that are the hedged items are:

	09/30/2026			12/31/2025
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	86,050	202,004	288,054	305,613
Total	86,050	202,004	288,054	305,613

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursements related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting arising from the variation in the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus a spread. The stock fixed in the TRS is the weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure, and therefore the market risk is replaced by interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage range. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment of corporate and social security taxes. The Group does not expect a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The notional amount of the equity leg of the total return swaps is designated to match the share-based compensation amount expected to vest. Sources of ineffectiveness include changes in forfeiture assumptions affecting the volume of expected vesting, the SOFR leg of the TRS, and timing differences between TRS settlement dates and the cash disbursement of corporate and social security taxes. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Nine-month period ended
	09/30/2026	09/30/2025

Balance at beginning of the period	4,016	11,029
Fair value change recognized in OCI during the period	(16,205)	21,667
Total amount reclassified from cash flow hedge reserve to the statements of income during the period (note 10)	22,520	(26,313)
to "Customer support and operations"	437	647
to "General and administrative expenses"	21,995	(26,108)
to "Marketing expenses"	88	(852)
Balance at end of the period	10,331	6,383

No hedge ineffectiveness was recognized in the statement of income for periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

Expected cash disbursement

	09/30/2026				12/31/2025
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	12,975	8,034	9,060	30,069	86,787
Total	12,975	8,034	9,060	30,069	86,787

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Designated as fair value hedge

a) Hedge of interest rate risk

The Group is exposed to interest rate risk on its portfolio of certain fixed-rate and inflation-indexed government bonds classified as securities measured at fair value through other comprehensive income and at amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into interest rate swaps and interest rate futures contracts. Interest rate swaps ("IRS") convert the fixed returns of the bonds into floating rates, aligning the yield profile of the securities with the Group's risk management strategy. Interest rate futures are used to offset changes in the fair value of the bonds arising from movements in market interest rates.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk (nominal interest rate for fixed-rate bonds and real interest rate for inflation-indexed bonds), with the gain or loss recognized in the statements of income, where it offsets the fair value movements of the hedging instruments (interest rate swaps and futures).

Hedge effectiveness is assessed periodically. The Group compares the cumulative changes in the fair value of hedging instruments (interest rate swaps and futures) with the cumulative changes in the fair value of the government bonds attributable to the hedged risk, and performs a prospective assessment based on the sensitivity of the hedged items and the hedging instruments to interest rate movements. For interest rate swaps, the Group also ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration.

The main sources of ineffectiveness are: (i) basis risk; (ii) differences in interest rate curves; and (iii) potential timing differences in the settlement of the instruments. There were no other significant sources of ineffectiveness in these hedging relationships. The ineffective portion, when existent, is recognized immediately in the statements of income, within "Interest income and gains net of losses – financial instruments at fair value" (note 6). No material hedging relationships in this category were discontinued during the period.

The notional amount of the interest rate swaps is designated to match the principal amount of the government bonds being hedged. The interest rate futures are designated in quantities that offset the interest rate sensitivity of the hedged government bonds. The hedged interest rate component has historically represented substantially all of the fair value changes of the bonds attributable to the hedged risk, as credit risk is excluded from the hedged risk.

The aggregate positions and effectiveness indicators of the fair value hedge of interest rate risk are shown in the tables below.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

		09/30/2026					09/30/2026
	Line item in the statements of financial position hedge object	Notional Hedge object	Fair value adjustment to the hedge object		Change in fair value of the hedge object	Change in fair value of the hedging instrument	Ineffectiveness recognized in the statements of income - income (losses)		Hedge ineffectiveness - Line of the statements of income
			Asset	Liability			Three-month period ended	Nine-month period ended

Interest rate risk
	Financial assets at fair value through other comprehensive income (note 12)	2,755,433	6,432	-	19,668	(15,043)	1,677	4,625	Interest income and gains net of losses – financial instruments at fair value (note 6)
	Financial assets at amortized cost (note 12)	124,475	(1,718)	-	2,165	689	3,884	2,854
Total		2,879,908	4,714	-	21,833	(14,354)	5,560	7,479

		12/31/2025					09/30/2025
	Line item in the statements of financial position hedge object	Notional Hedge object	Fair value adjustment to the hedge object		Change in fair value of the hedge object	Change in fair value of the hedging instrument	Ineffectiveness recognized in the statements of income - income (losses)		Hedge ineffectiveness - Line of the statements of income
			Asset	Liability			Three-month period ended	Nine-month period ended

Interest rate risk
	Financial assets at fair value through other comprehensive income (note 12)	848,329	(13,237)	-	(13,154)	12,950	(14)	(7)	Interest income and gains net of losses – financial instruments at fair value (note 6)
	Financial assets at amortized cost (note 12)	312,871	(3,883)	-	(3,899)	4,644	(7)	(55)
Total		1,161,200	(17,120)	-	(17,053)	17,594	(21)	(62)

The hedged items are presented within Financial assets at FVTOCI and Financial assets at amortized cost (note 12).

Designated as net investment hedge

a) Hedge of net investment in foreign operations

The Group applies hedge accounting to the net investment in a foreign operation in Brazil for changes in spot exchange rates. Hedging is undertaken for the Group's structural exposure to changes in the U.S. dollar to Brazilian real exchange rate using NDFs. An economic relationship exists between the hedged net investment and the hedging instrument due to the shared foreign currency risk exposure. The hedged risk component is the change in the spot USD/BRL exchange rate. The effective portion of gains and losses on the hedging instrument, assessed through a cumulative ratio analysis and limited by the lower-of test, is recognized in other comprehensive income and the ineffective portion is recognized in the statements of income.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Sources of hedge ineffectiveness in net investment hedging relationships may include: (i) mismatches between the notional amount of the designated hedging instrument and the carrying amount of the designated layer of the net investment, including those arising from post-designation changes in the net assets of the foreign operation such as retained earnings movements; and (ii) differences between the NDF contract maturity and the hedging designation period, including effects arising from the rollover of hedging instruments across reporting periods. The forward element of the NDF contracts is excluded from the designated hedge relationship and accounted for separately under the cost of hedging approach.

A bottom layer of US$1,707,584 of the Group's net investment in its Brazilian operations was designated as the hedged item. No hedging relationships in this category were discontinued during the period.

The aggregate positions at the reporting date and the performance indicators are summarized below.

		09/30/2026
	Line item in the statements of financial position hedge object	Hedge object		Hedging instrument		Reserves
		Hedge object	Change in fair value used for calculating hedge ineffectiveness	Change in fair value for hedge ineffectiveness	Change in fair value recognized in OCI	Foreign currency translation reserve	Cost of hedging reserve balance	Ineffectiveness recognized in the statements of income - income (losses)	Hedge ineffectiveness - Line of the statements of income

Net investment exchange risk
Net investment in foreign operations	Financial assets at fair value through other comprehensive income (note 12)	1,707,584	71,445	(60,214)	(151,049)	(55,386)	(95,663)	(24,746)	Interest income and gains net of losses – financial instruments at fair value (note 6)
Total		1,707,584	71,445	(60,214)	(151,049)	(55,386)	(95,663)	(24,746)

The cumulative effective portion of gains and losses on the hedging instrument is included within the net investment hedge reserve in the statements of changes in equity. The change for the period is presented in the statements of comprehensive income. Hedge ineffectiveness is recognized within “Interest income and gains net of losses – financial instruments at fair value” (note 6).

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

21. REPURCHASE AGREEMENTS

	09/30/2026	12/31/2025

Government bonds and receivables	1,004,997	783,837

On September 30, 2026 the Group had US$1,004,997 (US$783,837 as of December 31, 2025) in repurchase agreements primarily using government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 20.1% per year as of September 30, 2026 (as of December 31, 2025 the average fixed rate was 14.4% per year) and the government bonds that were pledged as collateral were classified as fair value through other comprehensive income, as shown in note 12. As of September 30, 2026, the fair value of the securities pledged to repurchase agreements was US$1,012,128 (US$747,531 as of December 31, 2025). As of December 31, 2025, the Group used other receivables (note 16) as underlying collateral in repurchase agreement operations. The total collateral amounted to US$95,558 (US$0 as of September 30, 2026).

Changes to repurchase agreement are as follows:

	09/30/2026	9/30/2025

Balance at beginning of the period	783,837	308,583
New obligations	174,569,968	136,616,154
Payments - principal	(174,262,697)	(135,669,490)
Payments - interest	(119,548)	(79,140)
Interest accrued	116,263	84,015
Effect of changes in exchange rates (OCI)	(82,826)	107,759
Balance at the end of the period	1,004,997	1,367,881

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	09/30/2026	12/31/2025

Bank receipt of deposits (RDB)	37,563,613	32,004,825
Deposits from customers	9,054,037	9,452,342
Bank certificate of deposit (CDB)	822,836	467,934
Interbank deposits	46,315	-
Total	47,486,801	41,925,101

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Credit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Deposits from customers refer to NuAccount, which is a prepaid account available in Brazil and Colombia, and a bank account available in Mexico, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, which is a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 9.3% to 9.8% per year as of September 30, 2026 (as of December 31, 2025, the interest paid ranged from 8.3% to 8.8% per year).

In Mexico, NuAccount balances are required to have a percentage of the deposits from the public deposited in an account with the Central Bank of Mexico, as a form of compulsory deposits. The balances deposited in "Cajitas" yield from 6.5% to 13.0% per year as of September 30, 2026 (as of December 31, 2025, the balances yielded from 7.3% to 15.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 41 months (27 months as of December 31, 2025) and a weighted average interest rate of 103% of the Brazilian CDI rate as of September 30, 2026 (as of December 31, 2025, the weighted average interest rate was 104% of the Brazilian CDI rate).

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimentos.

Interbank deposits refer mainly to wholesale time deposits from another financial institution, entered into as part of a treasury strategy to hedge the mark-to-market variability of sovereign notes posted as collateral on margin loans.

Breakdown by maturity

	09/30/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	37,381,666	181,947	37,563,613	31,869,219	135,606	32,004,825
Deposits from customers	8,967,252	86,785	9,054,037	9,372,045	80,297	9,452,342
Bank certificate of deposit (CDB)	328,872	493,964	822,836	363,783	104,151	467,934
Interbank deposits	582	45,733	46,315	-	-	-
Total	46,678,372	808,429	47,486,801	41,605,047	320,054	41,925,101

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

23. FINANCIAL LIABILITIES AT AMORTIZED COST –
PAYABLES TO NETWORK

	09/30/2026	12/31/2025

Payables to credit card network	16,761,488	13,633,823
Payables to clearing houses	92,216	126
Total	16,853,704	13,633,949

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

The segregation by maturity of the payables to credit card network is shown in the table below:

Payables to credit card network	09/30/2026	12/31/2025

Up to 30 days	7,473,943	5,335,818
30 to 90 days	4,747,512	4,273,171
More than 90 days	4,540,033	4,024,834
Total	16,761,488	13,633,823

24. FINANCIAL LIABILITIES AT AMORTIZED COST –
BORROWINGS AND FINANCING

	09/30/2026	12/31/2025

Borrowings and financing	4,980,122	4,398,216
Total	4,980,122	4,398,216

a) Borrowings and financing

Maturities of borrowings and financing are as follows:

	09/30/2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	123,950	1,103,130	1,854,158	3,081,238
Margin loan credit facility (ii)	758,963	688,938	450,983	1,898,884
Total borrowings and financing	882,913	1,792,068	2,305,141	4,980,122

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	246,141	680,482	1,602,967	2,529,590
Margin loan credit facility (ii)	150,260	1,448,560	269,806	1,868,626
Total borrowings and financing	396,401	2,129,042	1,872,773	4,398,216
(i)	As of September 30, 2026, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The amount was equivalent to US$3,081,238 as of September 30, 2026 (US$2,529,590 as of December 31, 2025) and the maturity for these financial bills ranges from October 2026 up to August 2029.
(ii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of September 30, 2026 the principal amount was US$1,892,960 (US$1,862,365 as of December 31, 2025). The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from November 2026 to March 2028.

Changes to borrowings and financings are as follows:

	09/30/2026
	Financial bills	Margin loan credit facility	Total

Balance at beginning of the period	2,529,590	1,868,626	4,398,216
New borrowings	1,034,386	450,140	1,484,526
Payments – principal	(707,026)	(419,535)	(1,126,561)
Payments – interest	(216,952)	(66,302)	(283,254)
Interest accrued	286,162	65,325	351,487
Transaction costs	243	-	243
Effect of changes in exchange rates (OCI)	154,835	630	155,465
Balance at end of the period	3,081,238	1,898,884	4,980,122

	09/30/2025
	Financial bills	Margin loan credit facility	Syndicated loan	Total

Balance at beginning of the period	1,178,603	201,493	350,261	1,730,357
New borrowings	696,225	837,405	-	1,533,630
Payments – principal	(169,172)	-	(355,041)	(524,213)
Payments – interest	(50,284)	(14,462)	(17,298)	(82,043)
Interest accrued	166,610	15,930	2,704	185,244
Transaction costs	32	-	4,146	4,177
Effect of changes in exchange rates (OCI)	228,134	546	15,227	243,907
Balance at end of the period	2,050,148	1,040,911	-	3,091,059

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Covenants

As of September 30, 2026, none of the Company's loan and financing agreements with financial institutions contained restrictive financial covenants.

c) Guarantees

As of September 30, 2026, Nu Holdings is not guarantor to any of the borrowings and financing arrangements referred to above.

25. PROVISIONS AND CONTINGENT LIABILITIES

	09/30/2026	12/31/2025

Civil risks	29,155	22,044
Tax risks	9,594	5,081
Labor risks	5,283	3,795
Total	44,032	30,920

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor claims. Such claims are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. For these cases, there is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk. In addition, lawsuits and proceedings are classified by management, based on the opinion of internal and external legal counsel, as probable, possible or remote, considering the nature and complexity of each case, the current stage of proceedings, case law, and past loss experience. Provisions are recognized for claims classified as probable losses (note 25a). Claims classified as possible losses are not provisioned but are disclosed (note 25c), and claims classified as remote are neither provisioned nor disclosed.

a) Provision

Civil lawsuits are mainly related to NuAccount operations. Based on management’s assessment and inputs from Nu’s external legal counsel, the Group has provisioned US$29,155 (US$22,044 on December 31, 2025). These provisions are considered sufficient to cover the estimated losses classified as probable.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Changes

Changes to provisions and contingent liabilities are as follows:

	09/30/2026				09/30/2025
	Civil	Tax	Labor	Total	Total

Balance at beginning of the period	22,044	5,081	3,795	30,920	22,551
Additions	30,664	3,539	4,813	39,016	25,043
Monetary adjustment	49	681	469	1,199	437
Payments	(24,280)	-	(1,494)	(25,774)	(16,319)
Reversals	(657)	-	(2,528)	(3,185)	(5,216)
Effect of changes in exchange rates (OCI)	1,335	293	228	1,856	3,851
Balance at end of the period	29,155	9,594	5,283	44,032	30,347

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$9,898 and US$5,195, as of September 30, 2026, respectively (US$4,372 and US$4,532 on December 31, 2025). Civil claims classified as possible relate primarily to indemnity claims for alleged moral and material damages arising from the Group's banking products and services, and disputes over fees and charges.

d) Judicial deposits

As of September 30, 2026, the total amount of judicial deposits shown as “Other assets” (note 17) is US$9,709 (US$6,614 on December 31, 2025) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. DEFERRED INCOME

	09/30/2026	12/31/2025

Deferred revenue from rewards program	89,481	76,291
Other deferred income	739	1,230
Total	90,220	77,521

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank Croma" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card, that can be redeemed for cashback or converted into airline miles. The points do not expire and there is no cap on the number of points an eligible card holder can earn.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statements of income when the performance obligation is satisfied (that is, at the time the reward points are redeemed).

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

27. OTHER LIABILITIES

	09/30/2026	12/31/2025

Sundry creditors (i)	586,314	470,046
Payment transactions - other (ii)	257,675	262,008
Unsettled financial instruments (iii)	355,366	15,570
Credit card expected credit loss (note 13) (iv)	69,393	44,679
Third parties funds in transit (v)	50,809	41,587
Payables to insurers	14,908	12,190
Other liabilities (vi)	93,884	120,842
Total	1,428,349	966,922
(i)	The sundry creditors are composed mainly of amounts payable to suppliers.
(ii)	Payment transactions - other corresponds to prepayments from customers which exceed the credit card bill amounts.
(iii)	Unsettled financial instruments mainly comprise obligations arising from securities trades that have been purchased but not yet financially settled.
(iv)	Includes the amount by which the expected credit card loss exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.
(v)	Third parties’ funds in transit are primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.
(vi)	Other liabilities are mostly composed of allocation of pending balances that have not yet been deposited into customers' accounts.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees, and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in these unaudited interim condensed consolidated financial statements.

a) Transactions with other related parties

	09/30/2026	12/31/2025
	Assets (Liabilities)

Other liabilities (i)	—	(926)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support project costs upon the Company's satisfaction of certain conditions.

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of September 30, 2026 and December 31, 2025 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in the periods presented.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of September 30, 2026 and December 31, 2025. The Group has not disclosed the fair value of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits from customers, RDB, interbank deposits, payables to clearing houses and repurchase agreements, as the carrying amounts are a reasonable approximation of fair value.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	09/30/2026				12/31/2025
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	22,361,493	-	-	23,885,351	18,267,904	-	-	19,333,556
Loans to customers	12,209,458	-	-	12,903,673	9,421,458	-	-	9,834,661
Compulsory and other deposits at central banks	10,220,487				9,537,788
Securities	3,786,068	1,721,248	2,047,254	-	3,141,504	1,052,384	2,053,383	-
Other receivables	316,219				1,000,683
Other financial assets	495,675				148,777
Total	49,389,400	1,721,248	2,047,254	36,789,024	41,518,114	1,052,384	2,053,383	29,168,217

Liabilities
Bank receipt of deposits (RDB)	37,563,613				32,004,825
Deposits from customers	9,054,037				9,452,342
Bank certificate of deposit (CDB)	822,836	-	822,836	-	467,934	-	467,742	-
Interbank deposits	46,315				-
Payables to credit card network	16,761,488	-	16,270,273	-	13,633,823	-	13,006,159	-
Payables to clearing houses	92,216				126
Borrowings and financing	4,980,122	-	4,987,189	-	4,398,216	-	4,406,310	-
Repurchase agreements	1,004,997				783,837
Total	70,325,624	-	22,080,298	-	60,741,103	-	17,880,211	-

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card receivables and payables to network: The fair values of credit card receivables and payables to credit card network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Securities: Comprise sovereign notes and bonds held to collect. The fair value is given by observed market prices, when available, or by discounting future cash flows using both the risk free interest rate curve for the respective settlement currency, and the CDS-built (Credit Default Swaps) credit spread for the respective sovereign entity that issued the note.

Bank certificate of deposit (CDB): Fair value is given by discounting future cash flows using risk free interest rate plus issuance observed spreads.

Borrowings and financing: Fair value is measured using the discounted cash flow method, with contractual cash flows discounted at the interest rate curve and a spread.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2026 and December 31, 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	09/30/2026
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	894,826	2	-	894,828

Securities
Government bonds
Latin America	15,929,447	-	-	15,929,447
Corporate bonds and other instruments
Certificate of bank deposits	-	338,180	-	338,180
Investment funds	409,136	7,376	37,458	453,970
Time deposits	-	81,070	-	81,070
Notes	-	411,746	-	411,746
Bill of credit	-	3	-	3
Real estate and agribusiness certificate of receivables	-	1,186	-	1,186
Real estate and agribusiness letter of credit	-	615	-	615
Corporate bonds	114,048	3,870	5,494	123,412
Equity instruments	-	-	25,818	25,818
Derivatives	66	128,356	29,503	157,925

Liabilities
Derivatives	11,832	58,748	-	70,580
Obligations for quotas of investment funds	-	24,701	-	24,701
(i)	Includes time deposits, investment funds and CDB balances.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

	12/31/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	632,324	19,927	-	652,251

Securities
Government bonds
Latin America	11,701,147	-	-	11,701,147
Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	216,712	-	216,712
Investment funds	26,722	7,626	36,769	71,117
Time deposits	-	187,683	-	187,683
Notes	-	818,885	-	818,885
Bill of credit	-	3	-	3
Real estate and agribusiness certificate of receivables	-	7,334	-	7,334
Real estate and agribusiness letter of credit	-	606	-	606
Corporate bonds	150,159	31,356	4,877	186,392
Equity instruments	-	-	27,120	27,120
Derivatives	288	45,923	34,537	80,748

Liabilities
Derivatives	17,426	48,543	-	65,969
(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities and obligations for quotas of investment funds: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as these are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For United States, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2. The investment funds that used contractual conditions as inputs that are not directly observable in the market are classified as Level 3. The debenture, issued by a company that has entered judicial reorganization, is classified as Level 3 because its market price is not directly observable under these circumstances.

Equity instruments: The fair value of the equity instruments is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using the Brazilian securities exchange, “Brasil, Bolsa e Balcão” (“B3”), quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

ii) Sensitivity analysis for financial assets classified as Level 3

The fair value hierarchy classifies financial instruments as Level 3 when their valuation relies significantly on unobservable market inputs and internal models. As of September 30, 2026, the Level 3 portfolio measured at fair value incorporates significant unobservable inputs, including prepayment rates, expected recovery prices, and the implicit expected volatility of private equity instruments.

Significant changes in any of these unobservable inputs, in isolation, could result in a materially different fair value measurement. The table below presents the sensitivity analysis of these fair values under three distinct scenarios:

	Impact on Income
	Scenario 1	Scenario 2	Scenario 3
Prepayment rate (i)	(2)	(11)	(782)
Price / expected recovery (ii)	(55)	(1,374)	(2,747)
Expected volatility (iii)	(583)	(13,628)	(24,013)
(i)	For the senior quota of a specific credit rights investment fund (“FIDC”), the potential loss is calculated by decreasing the current prepayment rate by 1, 25, and 50 basis points (scenarios 1, 2, and 3, respectively).
(ii)	For corporate bonds, the potential loss is based on the current asset price and expected recovery, applying shocks of 1, 25, and 50 percentage points to the expected recovery rate (scenarios 1, 2, and 3, respectively).
(iii)	For warrants and options, the potential loss is evaluated by applying shocks of 1, 25, and 50 basis points to the implicit volatility of the private equity instruments (scenarios 1, 2, and 3, respectively).

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	09/30/2026
	Investment funds	Derivatives	Equity instruments	Corporate bonds	Total

Financial assets at beginning of the period	36,769	34,537	27,120	4,877	103,303
Settlements	(7,814)	-	-	-	(7,814)
Total gains or losses	6,219	(5,034)	(1,302)	617	500
In profit or loss	4,528	(5,034)	(1,302)	617	(1,191)
In OCI	1,691	-	-	-	1,691
Effect of changes in exchange rates (OCI)	2,284	-	-	-	2,284
Financial assets at end of the period	37,458	29,503	25,818	5,494	98,273

	09/30/2025
	Investment funds	Derivatives	Equity instruments	Total

Financial assets at beginning of the period	—	50,665	12,900	63,565
Acquisitions	36,700	-	10,000	46,700
Total gains or losses	1,491	(14,317)	(373)	(13,199)
In profit or loss	1,048	(14,317)	(373)	(13,642)
In OCI	443	—	-	443
Effect of changes in exchange rates (OCI)	(661)	—	-	(661)
Financial assets at end of the period	37,530	36,348	22,527	96,405

d) Transfers between levels of the fair value hierarchy

For the nine-month period ended on September 30, 2026 and 2025 there were no material transfers of financial instruments between levels.

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in these unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 42.5% for the nine-month period ended September 30, 2026 (refer to item (ii)) and 40% for the nine-month period ended September 30, 2025.

	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Profit before income tax	1,350,293	1,116,289	3,540,912	2,790,724
Tax rate (i)	42.5%	40.0%	42.5%	40.0%
Income tax	(573,875)	(446,516)	(1,504,888)	(1,116,290)

Permanent additions/exclusions
Share-based payments	1,208	4,798	2,518	(344)
Effect of different tax rates - subsidiaries and parent company	142,276	38,483	423,065	95,350
Interest on capital	47,432	27,674	156,225	66,520
Changes in income tax rate (ii)	33,030	-	61,435	-
Other amounts (iii)	91,194	41,950	344,811	140,913
Income tax	(258,735)	(333,611)	(516,834)	(813,851)

Current tax benefit (expense)	31,360	(469,365)	(1,217,785)	(909,276)
Deferred tax benefit (expense)	(290,095)	135,754	700,951	95,425
Income tax in the statements of income	(258,735)	(333,611)	(516,834)	(813,851)
Deferred tax recognized in OCI	(234)	(4,900)	(1,214)	881
(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries and parent company”.
(ii)	Result of the change in the Social Contribution on Net Profit (CSLL) tax rate in future taxable temporary differences for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13 due to the enactment of Complementary Law No. 224/2025 in Brazil. For payment institutions, the rates were 9% until 2025, 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates were 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.
(iii)	Primarily related to foreign tax credits, non-taxable interest income on sovereign bonds, tax incentives and non-taxable interest on tax recoverable.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of September 30, 2026 and 2025, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

			Reflected in the statements of income
	12/31/2025	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2026

Provisions for credit losses	2,072,235	-	2,132,271	(1,365,190)	86,823	-	2,926,139
Other temporary differences (i)	425,143	(13,566)	106,041	(194,548)	43,909	(1)	366,978
Total deferred tax assets on temporary differences	2,497,378	(13,566)	2,238,312	(1,559,738)	130,732	(1)	3,293,117

Tax loss and negative basis of social contribution	141,911	6	29,521	(33,284)	16,945	-	155,099
Deferred tax assets	2,639,289	(13,560)	2,267,833	(1,593,022)	147,677	(1)	3,448,216

Fair value changes - financial instruments	(96,065)	-	25,713	(3,732)	5,846	(122)	(68,360)
Others	(32,257)	513	4,089	59	(6,730)	-	(34,326)
Deferred tax liabilities	(128,322)	513	29,802	(3,673)	(884)	(122)	(102,686)

Deferred tax, offset	2,510,967	(13,047)	2,297,635	(1,596,695)	146,793	(123)	3,345,530

Fair value changes - cash flow hedge	(13,334)	-	-	11	(632)	(1,091)	(15,046)
Deferred tax recognized during the period		(13,047)	2,297,635	(1,596,684)		(1,214)

			Reflected in the statements of income
	12/31/2024	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2025

Provisions for credit losses	1,506,086	-	1,418,237	(1,368,216)	235,305	-	1,791,412
Other temporary differences (i)	260,314	-	99,189	(49,943)	73,262	1,832	384,654
Total deferred tax assets on temporary differences	1,766,400	-	1,517,426	(1,418,159)	308,567	1,832	2,176,066

Tax loss and negative basis of social contribution	145,603	-	39,975	(21,162)	21,965	-	186,381
Deferred tax assets	1,912,003	-	1,557,401	(1,439,321)	330,532	1,832	2,362,447

Fair value changes - financial instruments	(71,237)	-	(11,512)	118	700	(10,967)	(92,898)
Others	(22,427)	177	-	(2,881)	(10,743)	-	(35,874)
Deferred tax liabilities	(93,664)	177	(11,512)	(2,763)	(10,043)	(10,967)	(128,772)

Deferred tax, offset	1,818,339	177	1,545,889	(1,442,084)	320,489	(9,135)	2,233,675

Fair value changes - cash flow hedge	(2,969)	-	(8,550)	170	1,103	10,016	(230)
Deferred tax recognized during the period		177	1,537,339	(1,441,914)		881
(i)	Other temporary differences are composed mainly of taxes on fair value changes as of September 30, 2026 and 2025.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

c) Tax liabilities

	09/30/2026	12/31/2025

Taxes and contributions on income	634,363	1,322,821
Other taxes (i)	172,554	101,297
Total tax liabilities	806,917	1,424,118
(i)	Other taxes refers substantially to indirect taxes on revenues and financial operations across the jurisdictions where the Group operates.

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2026 and 2025.

		09/30/2026
Shares	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Shares authorized and fully issued
Total as of December 31, 2025		3,833,072,934	1,022,600,698	4,855,673,632
SOPs exercised and RSUs vested	10	30,300,388	-	30,300,388
Shares withheld for employees' taxes		(6,841,229)	-	(6,841,229)
Shares repurchased		(40,659,600)	-	(40,659,600)
Share-based payments to service providers		61,124	-	61,124
Shares authorized and fully issued as of September 30, 2026		3,815,933,617	1,022,600,698	4,838,534,315
Shares authorized and unissued
Reserved for the share-based payments		-	-	197,867,094
Shares authorized which may be issued class A or class B		-	-	43,526,380,201
Shares authorized and unissued as of September 30, 2026		-	-	43,724,247,295
Total shares authorized as of September 30, 2026		3,815,933,617	1,022,600,698	48,562,781,610

		09/30/2025
Shares	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Shares authorized and fully issued
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
Conversion of class B shares in class A shares		28,000,000	(28,000,000)	-
SOPs exercised and RSUs vested	10	35,373,701	-	35,373,701
Shares withheld for employees' taxes		(9,496,411)	-	(9,496,411)
Shares issued to service providers		81,389	-	81,389
Issuance of class A shares - business acquisitions		958,390	-	958,390
Shares authorized and fully issued as of September 30, 2025		3,822,975,011	1,022,600,698	4,845,575,709
Shares authorized and unissued
Reserved for the share-based payments		-	-	240,429,070
Shares authorized which may be issued class A or class B		-	-	43,517,436,431
Shares authorized and unissued as of September 30, 2025		-	-	43,757,865,501
Total shares authorized as of September 30, 2025		3,822,975,011	1,022,600,698	48,603,441,210

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

a) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2026 and December 31, 2025, and the total amount of share capital was US$85 as of September 30, 2026 (US$84 as of December 31, 2025).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares, net of the cost of treasury shares.

As of September 30, 2026, the Company held 40,659,600 Class A ordinary shares in treasury (none as of December 31, 2025), acquired under the share repurchase program described in note 31(e) for a total cost of US$500,393, which is presented as a deduction from share premium reserve. Treasury shares are excluded from the weighted average number of shares used in the calculation of earnings per share (note 9) and carry no voting or dividend rights while held by the Company.

The total of exercised Stock Options (“SOP”) was US$4,187 for the nine-month period ended on September 30, 2026 (US$2,225 for the nine-month period ended on September 30, 2025).

b) Retained earnings

The retained earnings include the profits or losses of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	09/30/2026	12/31/2025

Accumulated gains (losses)	8,174,528	5,151,437
Share-based payments reserve	1,477,347	1,261,263
Retained earnings - total	9,651,875	6,412,700

c) RSU - Shares withheld

Shares may be withheld because of RSU plans to settle the employee’s tax obligation. These shares are canceled and cannot be reissued or subscribed. During the nine-month period ended September 30, 2026 and 2025, the following shares were withheld:

	09/30/2026	09/30/2025

Number of shares withheld - RSU	6,841,229	9,496,411
Total value of shares withheld - RSU	99,580	112,943

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

d) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statements of comprehensive income.

Other comprehensive income that may be subsequently reclassified to the statement of income relates to: (i) cash flow hedges that qualify as effective hedges; (ii) net investment hedges of the Group’s investment in its Brazilian operations; (iii) currency translation, which represents the cumulative gains and losses on the retranslation of the Group’s investments in foreign operations; and (iv) fair value changes on financial assets at fair value through other comprehensive income. These amounts remain under this section until recognized in the consolidated statements of income. For cash flow hedges, this occurs when the hedged items affect the income statement. For net investment hedges and currency translation, it occurs on the disposal, or partial disposal, of the foreign operation. For financial assets at FVTOCI, it occurs when the assets are sold or otherwise derecognized.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to the statement of income in future periods.

The accumulated balances are as follows:

	09/30/2026	12/31/2025

Cash flow hedge effects, net of deferred taxes	(2,155)	(4,076)
Net investment hedge effects	(151,049)	-
Currency translation on foreign entities	253,027	(196,018)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	22,918	15,296
Own credit adjustment effects	498	498
Total	123,239	(184,300)

e) Share events

(i) Share repurchase program

On June 3, 2026, the Company’s Board of Directors approved a share repurchase program under which the Company may repurchase up to US$1.0 billion of its outstanding class A ordinary shares. The program is effective for a period of twelve months, beginning on June 4, 2026, and ending on June 3, 2027, unless earlier terminated, suspended, or completed. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, in accordance with Rules 10b-18 and 10b5-1 under the U.S. Securities Exchange Act of 1934. The program does not obligate the Company to acquire any specific number of shares, and the timing and amount of any repurchases depend on market conditions, the share price, liquidity, and other capital allocation opportunities.

Shares repurchased under the program are held in treasury and presented as a deduction within equity. No shares were canceled in connection with the share repurchase program.

During the nine-month period ended September 30, 2026, the Company repurchased 40,659,600 class A ordinary shares under the program for a total amount of US$500,393. As of September 30, 2026, US$499,607 remained available for repurchase under the program.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

(ii) Other share events

As of September 30, 2026, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

32. MANAGEMENT OF FINANCIAL RISKS,
FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors risks that could materially impact strategic objectives or regulatory compliance. To efficiently manage and mitigate these risks, the risk management structure identifies and assesses the risks based on their potential impact on financial results, capital, liquidity, customer relationships, and reputation. This prioritization aims to ensure that the Group captures opportunities while mitigating threats to its strategic pillars.

b) Risk management structure

Risk Management is a fundamental pillar of the Group's strategic governance. The risk management framework is integrated across the entire Group with the objective of ensuring that risks are consistently identified, measured, mitigated, monitored, and reported. This continuous process is embedded in the Group’s culture and decision-making structures, aiming to minimize losses, maximize profitability, and reinforce the Group's core values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a Risk Appetite Statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of those risks, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity, and other relevant measures were implemented, as appropriate.

c) Risks actively monitored

Risks that are actively monitored by the Group include credit risk, liquidity risk, market risk, interest rate risk in the banking book (“IRRBB”), foreign exchange (“FX”), operational, IT and cyber, regulatory, compliance and anti-money laundering (“AML”), reputational risk, model risk and risk from cryptocurrency business. These risks are managed in accordance with the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, Nu has a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market, the measurement is undertaken based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception, and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

There were no significant changes to the risk management structure from what was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	09/30/2026	12/31/2025

Financial assets
Cash and cash equivalents	13,772,277	15,003,643

Securities	1,102,548	1,059,923
Derivatives	157,925	80,748
Financial assets at fair value through profit or loss	1,260,473	1,140,671

Securities	16,262,899	12,157,076
Financial assets at fair value through other comprehensive income	16,262,899	12,157,076

Credit card receivables	22,361,493	18,267,904
Loans to customers	12,209,458	9,421,458
Compulsory and other deposits at central banks	10,220,487	9,537,788
Securities	3,786,068	3,141,504
Other receivables	316,219	1,000,683
Other financial assets	495,675	148,777
Financial assets at amortized cost	49,389,400	41,518,114

Other exposures
Unused limits (i)	39,511,616	28,841,327
Credit commitments	39,511,616	28,841,327
(i)	Unused limits are not recorded in the consolidated statements of financial position but are considered in the measurement of the ECL because such limits represent credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The liquidity risk management structure uses future cash flow data, applying what the Company believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk tolerance.

Among the main liquidity indicators, Nu uses:

•	Short-Term liquidity ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding ratios and gaps: to ensure long term balance sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining the monitoring procedures, the triggers and management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	09/30/2026				12/31/2025
Funding sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	37,381,666	181,947	37,563,613	87%	31,869,219	135,606	32,004,825	87%
Borrowings and financing	2,674,981	2,305,141	4,980,122	11%	2,525,443	1,872,773	4,398,216	12%
Bank certificate of deposit (CDB)	328,872	493,964	822,836	2%	363,783	104,151	467,934	1%
Total	40,385,519	2,981,052	43,366,571	100%	34,758,445	2,112,530	36,870,975	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual cash flows and their contractual maturities:

	09/30/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total

Financial assets
Cash and cash equivalents	13,772,277	13,772,277	-	-	-	13,772,277
Securities	21,151,515	1,389,869	1,044,738	5,263,233	14,897,193	22,595,033
Credit card receivables (i)	22,361,493	9,769,660	7,517,205	6,513,898	409,133	24,209,896
Loans to customers (i)	12,209,458	1,401,132	2,638,956	7,058,399	7,215,612	18,314,099
Compulsory and other deposits at central banks	10,220,487	10,220,487	-	-	-	10,220,487
Other receivables	316,219	135,257	126,766	62,117	-	324,140
Other financial assets	495,675	495,675	-	-	-	495,675
Total financial assets	80,527,124	37,184,357	11,327,665	18,897,647	22,521,938	89,931,607
(i) The contractual cash flows for credit card receivables and loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	09/30/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total (iv)

Financial liabilities
Derivatives	70,580	16,810	30,976	21,416	1,457	70,659
Obligations for quotas of investment funds (i)	24,701	24,701	-	-	-	24,701
Bank receipt of deposits (RDB) (ii)	37,563,613	36,611,183	607,931	1,154,030	398,023	38,771,167
Deposits from customers (iii)	9,054,037	7,710,694	750,387	748,338	90,167	9,299,586
Bank certificate of deposit (CDB)	822,836	31,998	161,401	149,558	609,054	952,011
Interbank deposits	46,315	-	590	-	51,999	52,589
Payables to credit card network	16,761,488	7,477,111	4,732,818	4,379,570	173,142	16,762,641
Payables to clearing houses	92,216	92,216	-	-	-	92,216
Borrowings and financing	4,980,122	65,643	834,979	1,961,980	2,833,693	5,696,295
Repurchase agreements	1,004,997	1,006,446	-	-	-	1,006,446
Total financial liabilities	70,420,905	53,036,802	7,119,082	8,414,892	4,157,535	72,728,311
(i)	Includes the units held by non-controlling interests in investment funds that are more likely to be redeemed in the short term and can be redeemed at any time.
(ii)	Considering the earliest date in which the customer can withdraw the deposit.
(iii)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds, under a dedicated account within the Central Bank of Brazil, eligible securities composed of Brazilian government bonds of US$649 at FVTPL (note 12a) and US$96,626 at FVTOCI (note 12b) as of September 30, 2026 (US$557 and US$0, respectively, as of December 31, 2025).
(iv)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of September 30, 2026.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers reach their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits from customers and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities, as demonstrated in the table above, but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and IRRBB

The table below presents the Value at Risk (“VaR”) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil, VaR is calculated only for the trading book, while in Mexico it is presented for the Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	09/30/2026	12/31/2025

Nu Prudential Conglomerate - Brazil	4	13
Nu Holdings (i)	11	576
Nubank Mexico	227	145
(i)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (“DV01”) in all the curves presented in the table below, assuming a parallel shift and a constant financial position:

DV01	09/30/2026	12/31/2025

Brazilian risk-free curve	(355)	(766)
Turkish risk-free curve	(12)	(147)
US risk-free curve	40	(33)
Mexican risk-free curve	(13)	(42)
Colombia risk-free curve	(355)	(257)

Foreign exchange (FX) risk

The financial results may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian real and the Mexican and Colombian pesos. At the Nu Holdings level, net investment hedge is adopted only for a portion of the investments in Brazilian companies.

75

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

Expenses in other currencies (US$ and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts, and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the tolerance level defined by the Group in this regard.

As of September 30, 2026, and December 31, 2025, none of the Group’s entities had significant unhedged FX exposures in currencies other than their respective functional currencies.

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Accordingly, future requirements of regulatory capital are assessed based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements; however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries is detailed below.

a) Nu Prudential Conglomerate in Brazil

Central Bank of Brazil (“BACEN”) defines a prudential conglomerate as a set of entities in which one regulated entity controls other regulated companies or investment funds. A conglomerate is classified as Type 3 when the lead entity — the one at the top of the ownership structure — is a Payment Institution, as is the case for Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
•	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
•	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

As a Type 3 prudential conglomerate, Nu Pagamentos is subject to the capital adequacy requirements established by the BACEN on a consolidated basis. The Group is in full compliance with all applicable prudential capital rules.

76

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (“CAR”) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	09/30/2026	12/31/2025

Regulatory Capital	5,682,792	5,159,443
Tier I	4,882,429	4,472,543
Common equity capital	4,381,858	4,045,444
Additional	500,571	427,099
Tier II	800,363	686,900

Risk weighted assets (RWA)	36,200,175	31,141,647
Credit risk (RWA CPAD)	28,690,294	22,364,039
Market risk (RWA MPAD)	381,498	1,196,138
Operational risk (RWA OPAD)	5,298,277	5,941,247
Payment services risk (RWA SP)	1,830,106	1,640,223

Minimum capital required	3,801,018	3,269,873

Excess margin	1,881,774	1,889,570

CET1 ratio	12.1%	13.0%
Tier 1 ratio	13.5%	14.4%
CAR	15.7%	16.6%

b) Nubank Mexico

As of September 30, 2026, regulatory capital was US$351,067 (US$402,002 as of December 31, 2025). This translated into a Capital ratio of 16.4% (15.4% as of December 31, 2025), above the 10.5% minimum required for multiple banks and for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of September 30, 2026, regulatory capital was US$250,862 (US$131,965 as of December 31, 2025). This translated into a Capital ratio of 17.3% (16.9% as of December 31, 2025), above the 10.5% minimum required for credit institutions in Colombia.

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statements of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statements of income and comprehensive income as well as the consolidated statements of financial position.

77

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2026

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025	09/30/2026	12/31/2025

Brazil	4,035,623	2,883,884	11,612,475	7,845,198	1,110,198	852,770
Mexico	348,676	220,020	952,305	542,826	63,804	60,303
Other countries	142,957	58,046	295,742	172,622	193,534	147,761
Total	4,527,256	3,161,950	12,860,522	8,560,646	1,367,536	1,060,834
(i)	Includes interest income (credit card, loan and other receivables), credit and prepaid card income, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the nine-month period ended September 30, 2026 and 2025.

35. SUBSEQUENT EVENTS

a) Grant of Restricted Shares

On October 15, 2026, the Group granted 13,577,733 Restricted Class A Shares (“Restricted Shares”) to its Chief Executive Officer ("CEO") under the Nu Holdings Ltd. 2020 Omnibus Incentive Plan, as amended. The award has an estimated grant-date fair value of approximately US$200 million and vests over 10 calendar years, with final vesting on January 1, 2036, granted in lieu of regular annual equity awards from 2027 through 2031. The related expense will be recognized as share-based compensation over the vesting period. Restricted Shares remain subject to forfeiture and transfer restrictions until vested, and voting and dividend rights are waived during that period.

In addition, 2,719,316 previously outstanding RSUs were replaced by an equal number of Restricted Shares with the same vesting schedule, resulting in no incremental fair value. The related unrecognized expense continues to be recognized over the original vesting period.

These events occurred after the reporting date and are non-adjusting events. Accordingly, no amounts were recognized in the unaudited interim condensed consolidated financial statements as of September 30, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 10, 2026